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07022334

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME City e-Solutions Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 1 6 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03667

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/9/07

BEST AVAILABLE COPY

City e-Solutions Limited

ANNUAL REPORT 2006

Mission Statement

to create value for businesses by being a premier solutions provider, through leveraging our domain expertise, capital base and technology.

contents

Financial Highlights


2006
2005
total assets
HK$'000
722,621
642,418
total share capital and reserves
HK$'000
668,920
589,781
profit attributable to shareholders of the Company
HK$'000
90,152
5,392
profit before taxation
HK$'000
74,581
7,370
turnover
HK$'000
79,010
84,518

	2006	2005
net tangible assets per share (HK$)	$1.75	$1.54
earnings per share (HK cents)	23.53 cents	1.41 cents

Financial Statistics Summary

PROFIT AND LOSS ACCOUNTS

	The Group				
	2006 HK$'000	2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000
Turnover	79,010	84,518	72,147	84,863	77,811
Profit before taxation	74,581	7,370	27,354	33,605	18,713
Income tax	20,871	–	15	–	(376)
Profit for the year	95,452	7,370	27,369	33,605	18,337
Attributable to:					
Equity shareholders of the Company	90,152	5,392	26,519	33,106	20,489
Minority interests	5,300	1,978	850	499	(2,152)
Profit for the year	95,452	7,370	27,369	33,605	18,337
Dividends payable to equity shareholders of the Company attributable to the year: Final dividend proposed after the balance sheet date	22,988	11,494	11,494	11,494	7,663
Basic earnings per share (HK cents)	23.53	1.41	6.92	8.64	5.35

BALANCE SHEETS

	The Group				
	2006 HK$'000	2005 HK$'000	2004 HK$'000	2003 HK$'000	2002 HK$'000
Property, plant and equipment	6,587	4,785	3,346	5,255	7,477
Intangible assets	302	343	407	473	538
Deferred tax assets	21,083	-	-	-	-
Current assets	694,649	637,290	643,772	623,745	601,551
Total Assets	**722,621**	**642,418**	**647,525**	**629,473**	**609,566**
Current liabilities	(20,271)	(24,596)	(25,248)	(23,408)	(28,635)
Total Assets less Current Liabilities	**702,350**	**617,822**	**622,277**	**606,065**	**580,931**
Net Assets	**702,350**	**617,822**	**622,277**	**606,065**	**580,931**
Capital and Reserves					
Share capital	383,126	383,126	383,126	383,126	383,126
Reserves	285,794	206,655	213,038	197,727	172,971
Total Equity Attributable to Equity Shareholders of the Company	**668,920**	**589,781**	**596,164**	**580,853**	**556,097**
Minority Interests	33,430	28,041	26,113	25,212	24,834
Total Equity	**702,350**	**617,822**	**622,277**	**606,065**	**580,931**

Chairman's Statement

With the retention of our significant cash resources, we intend to continue seeking out investment opportunities to take advantage of the current favourable global economic environment.



On behalf of the Board of Directors, I am pleased to present the Group's results for the financial year ended 31 December 2006 ("FY2006").

The Group reported a very significant improvement in net profit attributable to equity shareholders of the Company of HK$90.2 million as compared with a net profit attributable to equity shareholders of HK$5.4 million in the previous year. The improvement was due to higher profit contribution of HK$66.9 million from its investment activities comprising mainly time deposits and trading securities, up by HK$69.7 million as compared to a loss of HK$2.8 million in the previous year. This, together with the recognition of deferred tax benefits amounting to HK$21.0 million, further boosted the Group's net profit for the current year under review. The latter is in line with the Group's accounting policy as it is probable that future taxable profits will be generated by the hospitality related services businesses and will be available to utilise against the benefits as recognised in the current year under review.

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The United States economy has continued to grow steadily throughout 2006 which translated into another year of healthy growth in 2006 in the hospitality industry. The resulting improvement in client hotels' operating results has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers.

Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2007.

Richfield's fee income was also boosted by the signing of new hotel contracts during the year in review. SWAN's hotel reservation business unit, Sceptre, recorded a reduction in revenue in 2006 compared to prior year mainly due to cessation of providing hotel reservation services in the 4th quarter of 2005 to the 14 hotels in US owned by Millennium & Copthorne Hotels plc, a 52% subsidiary of City Developments Limited.

As a result of the aforementioned contraction of business in Sceptre, the Group's hospitality related services businesses recorded lower revenue of HK$47.0 million, down by 26.2% or HK$16.7 million as compared with HK$63.7 million achieved in the previous year. Consequently, the Group reported a lower revenue of HK$79.0 million, down by 6.5%, as compared with HK$84.5 million in the previous year.

Basic earnings per share for the current year under review increased significantly to HK23.53 cents, up from HK1.41 cents in the previous year which was calculated on 383,125,524 ordinary shares in issue for both years. While Group's net tangible assets backing per share increased to HK$1.75 as at 31 December 2006, up 13.6% from HK$1.54 as at 31 December 2005. The Board proposed a final dividend of HK6 cents per share for the year under review.

PROSPECTS

The hospitality industry in the US is projected to record another year of good growth in 2007. SWAN's business units should benefit from the benign industry environment in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield's new contracts signed in 2006 will continue to generate steady fee income in 2007 and positively impact the revenue stream of SWAN. Richfield is working on several potential contracts and is optimistic of converting several of these into multi-year contracts in 2007. Going forward, Richfield will be focusing on securing management contracts for larger hotels that generate higher fees and consequently better margins.

With the retention of our significant cash resources, we intend to continue seeking out investment opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2007.

On behalf of the Board of Directors, I would like to thank our customers, business partners, shareholders, management and staff for their continued support during this past year.

KWEK LENG BENG
Chairman

26 February 2007

01
products and services

Products and Services

SWAN strives to relieve independent hoteliers and chains from the overwhelming challenges of integrating technology into their operations - allowing hoteliers to concentrate on serving their guests better.

SWAN, a 'ces' 85%-owned subsidiary, is a multi-service company providing integrated and affordable solutions to the hospitality industry. SWAN can help hoteliers manage their properties smarter, more competitively, and more cost effectively, all under the banner of one comprehensive service company.

The primary driver of success is SWAN's ability to improve the operating performance of the clients' hotels. It has established a proven track record of helping hotel owners maximise profitability and increase the value of their assets.

SWAN tailors practical and profitable solutions for owners and operators to address current challenges of the hospitality industry. It focuses on providing individualised service to each of the clients to meet specific operating requirements of their respective hotels.

The SWAN team offers a host of value-added services and expertise in all facets of hotel operation through its business divisions: Richfield, Sceptre, The Elise Group, Shield and Source.

RICHFIELD HOSPITALITY SERVICES (HOTEL MANAGEMENT)

Richfield is an established independent hotel management company. For over three decades, Richfield has successfully managed and skillfully developed a wide range of hotel assets. We have managed properties of all complexities including premier resorts, full service hotels and limited service properties. At the end of FY2006, Richfield operated 24 hotels in the US representing in excess of 5,600 rooms under brand names from the leading hotel franchise companies including Hilton, Starwood, Intercontinental and Choice. We also operate several independent (non-brand affiliated) properties. Every client's property benefits from our senior management's combined 140 years of experience and industry expertise. Each assignment begins by determining the needs of the owner. We review the property's prior performance, identify opportunities and assess challenges. Richfield then tailors the appropriate solution to deliver immediate visible improvement in the performance of the property.

With our resources, processes, systems, and technologies, our results consistently exceed clients' expectations. The result is increased profitability to the owner and an enhanced experience for each guest. In its operation history, Richfield has revitalised over 250 properties, ranging from independent, boutique hotels to large, city-center properties and virtually every industry brand. Richfield achieves superior operating results through its strong commitment to guests, employees and owners.

Services offered by Richfield covers all aspects of hotel management including:

- Annual business planning
- Operations Improvement
- Sales & Marketing Consulting
- Revenue and Channel Management
- Management of Franchise Affiliation
- Human Resources Management
- Accounting and Budgeting

Consistent efforts to grow client relationships and maximise profitability of the hotels have culminated in the successful positioning of Richfield as a fundamental component of SWAN. Richfield is positioned to continue expanding its portfolio of management contracts for 3rd party hotel owners.

SCEPTRE HOSPITALITY RESOURCES (RESERVATION DISTRIBUTION)

Since 1987, Sceptre has been helping small chains, hotel management companies as well as independent hotels and resorts increase their sales and profits through GDS representation, private-label voice reservations and consulting services.

Sceptre is the hospitality industry's leading expert for online channel marketing and revenue/channel-management consulting. By increasing exposure of its client hotels throughout the various electronic channels and optimising its vast channel-marketing reach, Sceptre helps hotels to increase revenues and create greater brand awareness while improving asset value for owners and operators. By creating a customised, strategic e-distribution strategy for its partner hotels, Sceptre maximises sales production and marketing exposure through the various on-line channels and increases each hotel's presence throughout the global distribution systems, the internet and property direct sources. Sceptre's e-distribution power and expertise is potent, utilising state-of-the-art reservations technology whilst offering a strong commitment to customer-service and support.

At Sceptre, we distinguish ourselves from our competitors by providing:

- Hospitality Experts. Our staff of professionals have an extensive industry background and experience.
- Customer Service. We provide focused support of each client to ensure maximum production from the various channels.
- Monthly Account Analysis. Each month we analyse and review each individual hotel to discuss performance and to work with the customer to ensure revenue objectives are met.
- Affordable Pricing. With transaction-fixed pricing, the client will enjoy low costs without compromising support.
- Flexibility. Our electronic distribution channel can quickly address changes, meeting the needs of the most unique and discriminating customer.
- Personalised Attention. Our clients' unique needs are immediately met since we have a 50:1 ratio of clients to Strategic Distribution Managers.

The current portfolio of services includes :

- Distribution and Revenue Management Consulting and Analysis
- Electronic Marketing and Channel Management
- Global Distribution System Representation
- Website Booking Engine
- Private-label Voice Reservations
- Consortia RFP (Request For Proposal) Submission Service
- Travel Agents' Commission Settlement

The combination of Sceptre's expert assistance, and its array of services and products, can greatly enhance its clients' abilities to achieve significant increases in reservations derived through the various electronic distribution channels.

THE ELISE GROUP ("REVENUE MANAGEMENT CONSULTING")

Formed in May 2006, The Elise Group focuses on helping hotels increase its revenue through effective and efficient revenue management practices. It partners with owners and management groups to maximise their property revenue potential opportunities through an unprecedented level of service and support experience in collaborative revenue consulting.

The difference is our experience: we are literally hoteliers helping hoteliers. As former executives

Products and Services

at the property level, our senior consultants offer practical revenue management solutions-not simply technology or training applications. We have the resources and expertise to advise hotels on their entire distribution spectrum and make the most of all the revenue channels.

The Elise Group's team has extensive lodging experience in operations, revenue management, and sales/marketing. We have hands-on experience in all of the lodging segments - including resort, city center, convention, boutique, urban, limited service, franchised and independent facilities - in major markets and smaller locations.

We have maintained a proven track record for assisting upscale hotels worldwide in achieving goals such as:

- Increasing marketing exposure, name awareness and market share
- Improving sales positioning and revenue per available room performance
- Optimising overall asset value

The Elise Group is dedicated to providing formal, collaborative consulting services that address all of the revenue channels-including electronic, sales and transient channels. We deliver a goal-driven plan that evolves with the properties we service, and we offer measurable revenue results over the long term.

In this manner, we partner with our clients to provide the right combination of analysis, optimisation and enhancements to maximise each location's revenue opportunities.

SHIELD (RISK MANAGEMENT)

Shield provides risk management services to hotels. Recognising the unique risk profile of the hotel industry, Shield advises hotel management teams on how to lower its overall cost of insurance through pro-active programmes to mitigate risks at their hotels.

In addition, Shield is able to help individual hotels obtain more cost competitive insurance policies through its portfolio of numerous hotel clients (due to better risk diversification and stronger buying power).

SOURCE (PURCHASING AND PROCUREMENT)

Source delivers purchasing and procurement services to hotels across USA, with focus on delivering lower operating expenses to hotels and higher return on investment to owners.

Source offers hoteliers significant cost savings and economies of scale through its extensive number of national account agreements which are organised to support specific areas of need within each hotel such as Food and Beverage; Rooms Operations; Engineering and Energy; Administrative, Furnishings, Fixtures, and Equipment.

02
financial review

Financial Review

As at 31 December 2006, the Group's total assets stood at HK$722.6 million, increased from HK$642.4 million as at 31 December 2005.

GROUP PERFORMANCE

As reported in the Chairman's statement, the Group's performance in FY2006 showed a very significant improvement despite lower Group's revenue of HK$79.0 million, down by 6.5%, as compared with HK$84.5 million in the previous year.

The Group's hospitality related services businesses recorded lower revenue of HK$47.0 million, down by 26.2% or HK$16.7 million as compared with HK$63.7 million achieved in the previous year. The lower revenue was due mainly to the decline in revenue of Sceptre (electronic reservation services) amounting to HK$17.9 million, which ceased providing hotel reservation services to the 14 hotels owned by Millennium & Copthorne Hotels plc, however was partially reduced by an increase in management fee of HK$1.8 million as compared to the previous year.

The time deposits and trading securities held by the Group returned interest and dividend income amounting to HK$23.8 million and HK$8.3 million respectively, up more than 50%, as compared with interest and dividend income of HK$15.4 million and HK$5.5 million recorded in the previous year respectively. In line with the accounting treatment, net realised and unrealised gains of HK$27.9 million was recorded as a result of remeasuring the Group's trading securities to fair value as compared with loss of HK$3.5 million reported in the previous year. This, together with the favourable net foreign exchange gain of HK$19.5 million accounted largely for the total other net income of HK$46.7 million for the current year which reversed the total other net expenses of HK$11.8 million reported in the previous year due to unfavourable net foreign exchange loss of HK$8.7 million on the investment portfolio.

The analysis of the Group's revenue and profit and loss from operations by business and geographical segments are set out in notes to the financial statements.

FINANCIAL POSITION

As at 31 December 2006, the Group's total assets stood at HK$722.6 million, increased from HK$642.4 million as at 31 December 2005. The Group's net tangible assets ("NTA") per share was HK$1.75 as at 31 December 2006, up 13.6% from HK$1.54 as at 31 December 2005.

The increase in NTA per share can be mainly attributed to the higher trading securities balance arising from additional investments during the year and remeasuring these trading securities to fair value as at 31 December 2006 as well as the recognition of the deferred tax assets.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

CASH FLOW AND BORROWINGS

For the year under review, net cash outflow from operations amounted to HK$11.4 million. The Group received total interest and dividend income of HK$26.5 million and paid a total dividend of HK$11.5 million to the shareholders of the Company. Consequently, net cash generated from operating activities amounted to HK$3.1 million.

While the cash outflow on investing activities amounted to HK$24.5 million was due mainly to the purchase of bond securities which was partially offsetted by the proceeds received on sale of trading securities. This cash outflow together with a favourable exchange translation gain of HK$11.3 million resulted in a lower Group's cash and cash equivalents of HK$487.2 million as at 31 December 2006, down from HK$497.3 million as at 31 December 2005.

The Group has no borrowings for the year under review.

Financial Review

TREASURY ACTIVITIES

Majority of the Group's cash is held in United States dollar deposits, hence, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders, we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. The currency profile of cash and cash equivalent is set out in notes to the financial statements. We will closely monitor the Group's exposure to currency movement and take the appropriate action when necessary.

DIRECTORS AND EMPLOYEES

As at 31 December 2006, the Group had a total of 46 employees including directors, down from 47 as at the end of the last financial year ended 31 December 2005. The total payroll costs reduced to HK$28.6 million in year 2006, down by 4.3% from HK$29.9 million in year 2005. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality hospitality services.

03
corporate governance report

Corporate Governance Report

(A) CORPORATE GOVERNANCE PRACTICES

The Directors and management are committed to maintaining high standards of corporate governance, in line with the principles set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited - "Code on Corporate Governance Practices" ("Appendix 14").

In the opinion of the Directors, save as disclosed below, the Company has complied with Appendix 14 throughout the year under review.

As disclosed in 2005 Annual Report, the Company does not fully comply with the code provisions A.4.1 and A.4.2 in Appendix 14. Amendments to the Articles of Association of the Company (the "Amendments") have been made to reflect the requirements under the code provision A.4.2 on the retirement of all directors by rotation at least once every three years. The Amendments were approved at the annual general meeting held on 20 April 2006 ("2006 AGM"). Although the current non-executive directors are not appointed for a specific term, they are subject to retirement by rotation and re-election at annual general meeting at least once every three years. Further, all non-executive directors will be retired at the forthcoming annual general meeting and offer themselves for re-election for a specific term of not more than three years. Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the 2006 AGM, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr. Kwek Leng Peck to chair the meeting on his behalf. Questions raised by shareholders in the 2006 AGM were answered to the full satisfaction of shareholders by the chairman of the meeting together with 2 executive directors.

(B) DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the year under review.

(C) BOARD OF DIRECTORS

The Board currently comprises 11 Directors, of which 6 are executive Directors, 2 are non-executive Directors and 3 are independent non-executive Directors. The members of the Board are as follows:

Executive Directors
Mr. Kwek Leng Beng (Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng (Chief Executive Officer)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

The biographical details of the Directors and Senior Management are contained in the Directors section of the Directors' Report.

The Company has received from each independent non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Company still considers such Directors to be independent.

The Board's primary functions are to set corporate policy and overall strategy for the Group and to provide effective oversight of the management of the Group's business and affairs. Apart from its statutory responsibilities, the Board also approves the strategic plans, key operational issues, investments and loans, reviews the financial performance of the Group and evaluates the performance and compensation of senior management. These functions are either carried out directly by the Board or through committees established by the Board.

A ***"Schedule of Matters Reserved for Decision by Board"*** (the "Schedule") has been adopted by the Company. The Board shall review the items in the Schedule on a periodic basis to ensure that they remain appropriate to the needs of the Group. The Directors, individually or as a group, are entitled to take independent professional advice, at the expense of the Company, in furtherance of their duties and in the event that circumstances warrant it. A ***"Guidelines for Seeking Independent Professional Advice"*** has been adopted by the Board.

The Company conducts regular scheduled Board meetings on a quarterly basis. Additional meetings are convened as and when circumstances warrant. The attendance of individual Directors at Board and Audit Committee meetings in 2006, as well as the frequency of such meetings, is set out below:

Name of Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Executive Directors			
Mr. Kwek Leng Beng	3(4)		
Mr. Vincent Yeo Wee Eng	4(4)		1(1)
Mr. Kwek Leng Joo	3(4)		
Mr. Kwek Leng Peck	2(4)		
Mr. Gan Khai Choon	4(4)		
Mr. Lawrence Yip Wai Lam	3(4)		
Non-executive Directors			
Mr. Wong Hong Ren	1(4)		
Hon. Chan Bernard Charnwut	4(4)	2(2)	
Independent Non-executive Directors			
Dr. Lo Ka Shui	4(4)		
Mr. Lee Jackson @ Li Chik Sin	4(4)	2(2)	1(1)
Mr. Teoh Teik Kee	4(4)	2(2)	1(1)

The Remuneration Committee held their first meeting in February 2006 to review the remuneration of Directors for 2005. The Nomination Committee did not convene any meeting in 2006 as there was no appointment of new director in 2006. Meeting will be convened in due course.

Corporate Governance Report

(D) CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Chairman of the Board is Mr. Kwek Leng Beng while the Chief Executive Officer ("CEO") is Mr. Vincent Yeo Wee Eng. There is a clear division of responsibilities between the Chairman and the CEO, in that the Chairman bears primary responsibility for the workings of the Board, by ensuring its effective function, while the CEO bears executive responsibility for the Company's business, the management of the day-to-day operations of the Company.

(E) NON-EXECUTIVE DIRECTORS

The non-executive Directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles. However, all non-executive Directors will be retired at the forthcoming annual general meeting and offer themselves for re-election for a specific term of not more than three years.

(F) REMUNERATION COMMITTEE ("RC")

The RC was established in May 2005 and comprises 2 independent non-executive Directors and 1 executive Director. The members of the RC are as follows:

Mr. Teoh Teik Kee	Chairman (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive)

The primary objective of the RC is to consider management recommendation, and determine the framework or broad policy for remuneration for the Directors and the senior key executives, including the chief executive officer of the Company. No Director or any of his associates may be involved in any decisions as to his own remuneration.

The duties of the RC also include:

(a) To review and recommend the criteria for assessing employee performance, which should reflect the Company's business objectives and targets; and

(b) To consider the annual performance bonus for executive Directors, Senior Management, and the general staff, having regard to their achievements against the performance criteria and by reference to market norms, and make recommendation to the Board.

The Company's remuneration policy comprises primarily a fixed component (in the form of a base salary) and a variable component (which includes bonus and share option grants), taking into account other factors, the individual performance, the performance of the Company and industry practices.

(G) NOMINATION COMMITTEE ("NC")

The NC was established in August 2005 and comprises 3 independent non-executive Directors, 1 non-executive Director and 1 executive Director. The members of the NC are as follows:

Dr. Lo Ka Shui	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Mr. Lee Jackson @ Li Chik Sin	Member (Independent Non-executive)
Hon. Chan Bernard Charnwut	Member (Non-executive)
Mr. Vincent Yeo Wee Eng	Member (Executive)

(G) NOMINATION COMMITTEE ("NC") (CONT"D)

The duties of the NC include:

(a) To review and monitor the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any proposed changes;
(b) To identify individuals suitably qualified to become Board members and select, or make recommendations to the Board on the selection of, individuals nominated for directorships;
(c) To assess the independence of Directors, having regard to the requirements under the Listing Rules; and
(d) To make recommendations to the Board on relevant matters relating to the appointment or re-appointment of Directors and succession planning for Directors in particular, the Chairman and the CEO.

(H) AUDITORS' REMUNERATION

The Group's external auditors are KPMG, Singapore ("KPMG"). During the year under review, the Group has engaged KPMG (including any entity that is under common control, ownership or management with KPMG or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of KPMG nationally or internationally) to provide the following services and their respective fees charged are set out below:

Type of services	Fees charges 2006 HK$'000	2005 HK$'000
Audit fee for the Group	822	707
Taxation services	50	48
Others	296	399
Total	**1,168**	**1,154**

(I) AUDIT COMMITTEE ("AC")

The Company has an AC which was established in compliance with Rule 3.21 of the Listing Rules for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The AC comprises 2 independent non-executive Directors and 1 non-executive Director of the Company. The members of the AC are as follows:

Mr. Lee Jackson @ Li Chik Sin	Chairman (Independent Non-executive)
Mr. Teoh Teik Kee	Member (Independent Non-executive)
Hon. Chan Bernard Charnwut	Member (Non-executive)

The principal responsibility of the AC is to assist the Board in maintaining a high standard of corporate governance, particularly by providing an independent review of the effectiveness of the Company's financial reporting process and material internal controls, including financial, operational, compliance and risk management controls. Other duties within its written terms of reference include:

Corporate Governance Report

(I) AUDIT COMMITTEE ("AC") (CONT'D)

(a) To review with management and, where appropriate, with the external auditors of the half-year and annual financial statements before submission to the Board to ensure their completeness, accuracy and fairness;

(b) To review, on an annual basis, of the scope and results of the audit and the independence and objectivity of the external auditors; and

(c) To review the internal audit programme, ensure co-ordination between the internal and external auditors, and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.

In 2006, the AC held 2 meetings in February 2006 and August 2006. In the meeting held in February 2006, the Annual Report and Audited Financial Statements for the year ended 31 December 2005 were reviewed together with the external auditors. In the August 2006 meeting, the Interim Financial Report for the 6 months ended 30 June 2006 was reviewed. The adequacy of internal controls was also discussed in these meetings. The AC concluded that there were no major issues which the AC considered that the Board should be informed after the 2 AC meetings.

(J) FINANCIAL REPORTING

The Directors acknowledge that they are primarily responsible for the preparation of the financial statements which give a true and fair view and that appropriate accounting policies are selected and applied consistently.

To the best knowledge of the Directors, there is no uncertainty relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

(K) INTERNAL CONTROL

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness. During the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's system of internal controls, including financial, operational and compliance controls and risk management functions.

Internal audit was carried out on a systematic rotational basis based on the risk assessments of the operation and controls, and reports were presented to the Audit Committee at least twice every year on significant findings on internal control system.

04
audited accounts

Directors' Report
31 December 2006

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2006.

PRINCIPAL PLACE OF BUSINESS
City e-Solutions Limited (the "Company") is a company incorporated in the Cayman Islands and domiciled in Hong Kong. Its registered office is at P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies and principal place of business at Room 2803, 28th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

PRINCIPAL ACTIVITIES
The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The principal activities and other particulars of the subsidiaries are set out in note 13 to the financial statements.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries (the "Group") during the financial year are set out in note 10 to the financial statements.

FINANCIAL STATEMENTS
The profit of the Group for the year ended 31 December 2006 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 36 to 75.

TRANSFER TO RESERVES
Profits attributable to shareholders, before dividends, of HK$95,452,000 (2005: HK$7,370,000) have been transferred to reserves. Other movements in reserves are set out in note 19 to the financial statements.

The Directors of the Company have proposed a final dividend for the year ended 31 December 2006 of HK6 cents per share (2005: HK3 cents). No interim dividend was paid for the year ended 31 December 2006 (2005: Nil cents).

CHARITABLE DONATIONS
During the year, no charitable contributions (2005: HK$Nil) were made by the Group.

SHARE CAPITAL
The Company did not issue any shares during the financial year.

The Company has a share option scheme (the "2005 Scheme") which was adopted on 27 April 2005 ("Adoption Date") whereby the directors of the Company are authorised, at their discretion, to invite employees of the Group, including directors of any company in the Group, to take up options to subscribe for shares of the Company. The purpose of the scheme is to provide an opportunity for employees of the Group to acquire an equity participation in the Company and to encourage them to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding

SHARE CAPITAL (CONT'D)

options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment are set out in note 11 to the financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, the turnover attributable to the Group's five largest customers combined was about 22% (2005: 45%) of the Group's turnover and the largest customer, included therein accounted for approximately 5% (2005: 24%). The percentage of purchases attributable to the Group's five largest suppliers combined was about 90% (2005: 99%) and the largest supplier included therein accounted for approximately 29% (2005: 53%).

At no time during the year have the directors or any shareholders of the Company (which to the knowledge of the Directors own more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

DIRECTORS

The Directors of the Company during the financial year were as follows:

Executive Directors
Mr. Kwek Leng Beng
Mr. Vincent Yeo Wee Eng
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Lawrence Yip Wai Lam

Non-executive Directors
Mr. Wong Hong Ren
Hon. Chan Bernard Charnwut

Independent Non-executive Directors
Dr. Lo Ka Shui
Mr. Lee Jackson @ Li Chik Sin
Mr. Teoh Teik Kee

In accordance with Article 116 of the Articles of Association of the Company, one third of the present Directors will retire from office by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

Directors' Report
31 December 2006

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT

Mr. Kwek Leng Beng, aged 66
Chairman and Managing Director

Mr. Kwek Leng Beng has been the Chairman and Managing Director of the Company since 1989. He is the Executive Chairman of the Hong Leong Group of Companies Singapore and Singapore-listed City Developments Limited. He is also the Chairman of London-listed Millennium & Copthorne Hotels plc and Singapore-listed Hong Leong Asia Ltd., Chairman and Managing Director of Singapore-listed Hong Leong Finance Limited. He has extensive experience in hotel operations, property investment and development, as well as in finance.

In 1998, he was conferred a Doctorate of Business Administration in Hospitality from Johnson & Wales University (Rhode Island, US) where students have an opportunity to pursue career education in business, hospitality, culinary arts or technology. In March 2000, he was conferred (i) an Honorary Doctorate (DUniv) from Oxford Brookes University (UK) where its citation traced how Mr. Kwek, who joined the family business in the early 1960s, had gone on to establish an international reputation for his leadership of the Hong Leong Group, as well as an active supporter of higher education in Singapore and (ii) the "Asian Hotelier of the Decade" accolade at the Third Annual Asia Pacific Hotel Industry Investment Conference held in Singapore.

Mr. Kwek also serves as a member of the INSEAD East Asia Council. France-based INSEAD is one of the world's leading and largest graduate business schools which brings together people, cultures and ideas from around the world.

He is a member of the Action Community for Entrepreneurship (ACE), which involves both the private and public sectors to create a more entrepreneurial environment in Singapore.

Mr. Kwek holds a law degree, LL.B. (London) and is also a fellow of The Institute of Chartered Secretaries and Administrators.

Mr. Kwek Leng Beng is the brother of Mr. Kwek Leng Joo, brother-in-law of Mr. Gan Khai Choon and cousin of Mr. Kwek Leng Peck.

Mr. Vincent Yeo Wee Eng, aged 38
Executive Director and Chief Executive Officer

Mr. Vincent Yeo was appointed an Executive Director and Chief Operating Officer of the Company on 26 June 2000. He was subsequently promoted to Chief Executive Officer in November 2000. In 2005, Mr. Yeo was appointed a member of the Remuneration Committee and the Nomination Committee of the Company.

Mr. Yeo also assumed the role of Executive Director and Chief Executive Officer of M&C REIT Management Limited (as the Manager of CDL Hospitality Real Estate Investment Trust) on 17 May 2006 and 19 July 2006 respectively.

Between 2001 to 2006, Mr. Yeo also served as the Chief Operating Officer and then the President of Millennium & Copthorne International Limited. His key responsibilities included setting the overall direction of the Millennium & Copthorne hotel chain incorporating operations, finance, sales and marketing, procurement and technical services in the Asia-Pacific region.

Mr. Yeo was an Executive Director of Millennium & Copthorne Hotels plc ("M&C"), the London-listed hotel arm of the Hong Leong Group, overseeing global sales and marketing from February 1998 till March 2000.

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

Mr. Vincent Yeo Wee Eng (cont'd)

Prior to his appointment to the M&C Board, Mr. Yeo was the Managing Director of Millennium & Copthorne Hotels New Zealand Limited and CDL Investments New Zealand Limited and the Executive Director of Kingsgate International Corporation Limited. In those capacities, he was in charge of the Australian and New Zealand operations and responsible for developing and integrating the M&C Group's hotels into the largest hotel chain in New Zealand. Mr. Yeo remains a non-executive Director on the Boards of the M&C Group's two New Zealand-listed subsidiaries and Kingsgate International Corporation Limited (which was delisted in 2004) in New Zealand. Prior to his involvement in hotels, he was with the international stock broking firm, Smith New Court Securities (now known as Merrill Lynch).

Mr. Yeo has a B.Sc. in Business Administration from Boston University, United States of America.

Mr. Vincent Yeo Wee Eng is the nephew of Messrs. Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.

Mr. Kwek Leng Joo, aged 53
Executive Director

Mr. Kwek Leng Joo was appointed an Executive Director of the Company in 1989. He is currently the Managing Director of Singapore-listed City Developments Limited. He is also a Director of Singapore-listed Hong Leong Finance Limited, Kwek Holdings Pte Ltd, Hong Leong Investment Holdings Pte. Ltd. and London-listed Millennium & Copthorne Hotels plc. Mr Kwek holds a Diploma in Financial Management and has nearly 30 years of experience in property development and investment.

Mr. Kwek is also Vice Chairman of the Singapore Business Federation and Vice President of the ASEAN Chamber of Commerce & Industry. Other appointments include Chairmanship of Sun Yat Sen Nanyang Memorial Hall Company Limited, the Board of Trustees of National Youth Achievement Award Council, and Chinese Language & Culture Funds Management Committee as well as the Immediate Past President of the Singapore Chinese Chamber of Commerce and Industry.

Mr. Kwek Leng Joo is the brother of Mr. Kwek Leng Beng, brother-in-law of Mr. Gan Khai Choon, cousin of Mr. Kwek Leng Peck.

Mr. Kwek Leng Peck, aged 50
Executive Director

Mr. Kwek Leng Peck has been an Executive Director of the Company since 1989. He serves as Executive Director on several Hong Leong Group companies, and has over 25 years of experience in trading, manufacturing, property investment and development, hotel operations, corporate finance and management. He also sits on the Boards of several public companies, including Singapore-listed City Developments Limited, Singapore-listed Hong Leong Asia Ltd., Singapore-listed Hong Leong Finance Limited, Hong Leong Holdings Limited, New York-listed China Yuchai International Limited, London-listed Millennium & Copthorne Hotels plc and Malaysia-listed Tasek Corporation Berhad. Mr. Kwek holds a Diploma in Accountancy.

Mr. Kwek Leng Peck is the cousin of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Directors' Report
31 December 2006

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

Mr. Gan Khai Choon, aged 60
Executive Director

Mr. Gan Khai Choon was appointed an Executive Director of the Company in 1989 and is also Joint Managing Director of Hong Leong International (Hong Kong) Limited. He has more than 32 years of experience in banking, real estate investment and development. He has been responsible for overseeing the development of the Grand Hyatt Taipei and other international projects for the Hong Leong Group of companies. Mr. Gan has a Bachelor of Arts degree (Honours) in Economics from the University of Malaya.

Mr. Gan Khai Choon is the brother-in-law of Mr. Kwek Leng Beng and Mr. Kwek Leng Joo.

Mr. Lawrence Yip Wai Lam, aged 51
Executive Director

Mr. Lawrence Yip was appointed an Executive Director of the Company in December 1998. He was formerly the General Manager (Finance & Administration) of the Company. He has over 10 years of experience in the Treasury Division of several banks. Prior to joining the Group in April 1990, Mr. Yip held the position of Regional Treasurer with a bank in Singapore.

Mr. Wong Hong Ren, aged 55
Non-executive Director

Mr. Wong Hong Ren was appointed a Director of the Company in October 1994. Mr Wong is the Chairman and President of Philippines-listed Grand Plaza Hotel Corporation, Chairman of M&C REIT Management Limited (as Manager of CDL Hospitality Real Estate Investment Trust), New Zealand-listed Millennium & Copthorne Hotels New Zealand Limited and New Zealand-listed CDL Investments New Zealand Limited and Singapore-listed HLG Enterprise Limited (formerly known as LKN-Primefield Limited). He is also an Executive Director of London-listed Millennium & Copthorne Hotels plc and a Director of Singapore-listed Thakral Corporation Ltd and New York-listed China Yuchai International Limited.

Mr. Wong joined Hong Leong Management Services Pte. Ltd. ("HLMS"), a wholly-owned subsidiary of Hong Leong Investment Holdings Pte. Ltd., in 1988 as Group Investment Manager and was redesignated as Executive Vice President (Group Investment) of HLMS in 2006. He is widely experienced in hospitality and industrial businesses overseas, investment analysis, international capital market and mergers and acquisitions transactions as well as post-acquisition management re-organisation matters. Prior to 1988, he was a director and general manager (Investment and Property) of Haw Par Brothers International Limited and a Director of Investment with Royal Trust Asset Management Pte. Ltd. and First Capital Corporation Ltd.

Mr. Wong holds a Masters in Business Administration from Bradford University, United Kingdom.

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

Hon. Chan Bernard Charnwut, aged 42
Non-executive Director

Hon. Chan Bernard Charnwut has been a Director of the Company since 1989 and was appointed a member of the Audit Committee on 18 January 2000. Previously an independent non-executive director of the Company, he was re-designated as a non-executive director of the Company with effect from 30 September 2004. In 2005, he was appointed a member of the Nomination Committee of the Company. Hon. Chan, graduated from Pomona College in California, U.S.A., is a member of both the Executive Council and Legislative Council of the Hong Kong Special Administrative Region. He is currently the President of Asia Insurance Co Ltd. and the Deputy Chairman of the Lingnan University. He is also a member of the Insurance Advisory Committee, Greater Pearl River Delta Business Council and the Antiquities Advisory Board. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council and the Chairperson of The Hong Kong Council of Social Service.

Hon. Chan is also an Executive Director and the President of Asia Financial Holdings Limited and an independent non-executive Director of Peaktop International Holdings Limited, Yau Lee Holdings Limited, Chen Hsong Holdings Limited, Kingboard Laminates Holdings Ltd., China Resources Enterprise Ltd. and New Heritage Holdings Limited, all of which are public companies listed on The Stock Exchange of Hong Kong Limited.

* **Dr. Lo Ka Shui**, aged 60
Director

Dr. Lo Ka Shui was appointed to the Board of the Company in 1989. In 2005, he was appointed Chairman of the Nomination Committee of the Company. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 27 years experience in property and hotel development, investment and management, both in Hong Kong and overseas. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the non-executive Chairman of Eagle Asset Management (CP) Limited (Manager of Champion Real Estate Investment Trust) and a Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited and some other publicly listed companies in Hong Kong and was a Director of Hong Kong Exchanges and Clearing Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority.

* **Mr. Lee Jackson @ Li Chik Sin**, aged 74
Director

Mr. Lee Jackson was appointed a non-executive Director and Chairman of the Audit Committee of the Company in December 1998. In 2005, he was appointed a member of the Remuneration Committee and the Nomination Committee of the Company. He also sits on the Board of Metro Holdings Limited, Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants.

Directors' Report
31 December 2006

PROFILE ON DIRECTORS AND SENIOR MANAGEMENT (CONT'D)

*** Mr. Teoh Teik Kee,** aged 47
Director

Mr. Teoh Teik Kee was appointed an independent non-executive Director and a member of the Audit Committee of the Company on 30 September 2004. In 2005, he was appointed Chairman of the Remuneration Committee and a member of the Nomination Committee of the Company. Mr. Teoh is an executive director of ecoWise Holdings Limited and an independent director of Luzhou Bio-chem Technology Limited. Both are Singapore-listed public companies.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales as well as a member of the Association of Corporate Treasurers in the United Kingdom.

* Independent non-executive director

The non-executive Directors are subject to the same terms of appointment as the other directors of the Company. Fees payable to non-executive Directors are approved by the Board at the end of each financial year.

Senior Management
Mr. Man Mang Wo, Derek, aged 51
Chief Financial Officer

Mr. Man Mang Wo, Derek joined the Group in 1996 and was appointed Chief Financial Officer of the Company with effect from 1 April 2004. Mr. Man is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Business Administration honours degree from a UK university and a Master of Professional Accounting degree from The Hong Kong Polytechnic University. He has over 25 years of experience in the accounting and finance field.

DIRECTORS' INTERESTS IN SHARES

(a) As at 31 December 2006, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("The Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200

DIRECTORS' INTERESTS IN SHARES (CONT'D)

(a) (cont'd)

The Company (cont'd)

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	65,461
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	124,814
	family	33,000
Wong Hong Ren	family	4,950

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	45,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000
Wong Hong Ren	personal	2,000,000
Vincent Yeo Wee Eng	personal	500,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

Directors' Report
31 December 2006

DIRECTORS' INTERESTS IN SHARES (CONT'D)

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

*Note: The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

DIRECTORS' INTERESTS IN SHARES (CONT'D)

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30p each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Exercise Period
Wong Hong Ren	01/09/2006	67,834	01/09/2009 - 31/08/2010
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009 - 31/08/2010

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

(e) Save as disclosed herein, as at 31 December 2006, none of the Directors and the chief executive of the Company or their associates were interested or had any short position in any shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2006, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of Shareholder	Number of Shares Held	Notes	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	(1)	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	(2)	60.26%
Kwek Holdings Pte Ltd	230,866,817	(3)	60.26%
Davos Investment Holdings Private Limited	230,866,817	(3)	60.26%
Kwek Leng Kee	230,866,817	(4)	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,310,000		10.00%
Farallon Capital Management, L.L.C.	35,232,850	(5)	9.20%
Farallon Capital Offshore Investors, Inc.	35,232,850	(6)	9.20%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on Behalf Of Accounts Managed by The AAM Group	23,052,000	(7)	6.02%

Directors' Report
31 December 2006

SUBSTANTIAL SHAREHOLDERS (CONT'D)

Notes:

1 Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2 The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3 The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4 Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5 Farallon Capital Management, LLC is interested in these shares in its capacity as the investment manager.

6 Farallon Capital Offshore Investors, Inc is interested in these shares in its capacity as the beneficial owner.

7 Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

Save as stated above, no person was interested in or had a short position in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31 December 2006.

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance to which the Company or any of its subsidiaries, fellow subsidiaries or holding companies was a party, and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

ARRANGEMENTS TO ACQUIRE SHARES

Save as disclosed herein, at no time during the year was the Company or any of its subsidiaries, fellow subsidiaries or holding companies a party to any arrangements to enable any Director of the Company to acquire benefits by means of acquisition of shares in or debentures of the Company or any other body corporate.

CONTROLLING SHAREHOLDERS' INTEREST

Save as disclosed herein, apart from transactions carried out in the normal course of business, there were no contracts of significance between the Company or any of its subsidiaries and a controlling shareholder or any of its subsidiaries or any contracts of any significance for the provision of services to the Company or any of its subsidiaries by a controlling shareholder or any of its subsidiaries.

CONNECTED TRANSACTIONS

Hospitality Related Transactions

Hospitality Related Transactions refer to the services provided by the Group to hotels owned by the Millennium & Copthorne Hotels plc ("M&C") and its subsidiaries ("M&C Group"), which include hotel reservation services and hospitality related risk management services. M&C is a subsidiary of City Developments Limited, a substantial shareholder of the Company. The Independent Shareholders have re-approved the Hospitality Related Transactions at the Extraordinary General Meeting held on 13 March 2003. Details of the transactions were set out in the circular to shareholders dated 17 February 2003 ("Renewal of Waiver for Ongoing Connected Transactions"). With effect from 18 October 2005, the Group's provision of hotel reservation services to M&C ceased. The details of the cessation are set out in the press announcement dated 8 August 2005. The waiver expired on 31 December 2005 and no new waiver was required thereafter.

Hotel Consultancy Services

Hotel Consultancy Services are the property management consultancy services provided by the Group to M&C Hotel Interests Inc. ("M&CHI"). M&CHI is an indirect wholly-owned subsidiary of M&C. Details of the transactions were set out in the press announcement dated 10 January 2003 as revised by the press announcement dated 11 June 2004. The cap amount for Hotel Consultancy Services is HK$9.5 million for each financial year.

The total revenue generated from the provision of Hotel Consultancy Services for the year ended 31 December 2006 amounted to HK$2.7 million (2005: HK$4.1 million).

The independent non-executive Directors have reviewed the Hotel Consultancy Services Transactions for the year under review and confirmed that the said transactions were conducted:

(i) in the ordinary and usual course of its business;

(ii) on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

(iii) in accordance with the operating agreement.

The auditors have indicated in writing that based on the agreed-upon procedures:

(i) The transactions have been approved by the Directors;

(ii) Management has confirmed that they consider the transactions have been entered into in accordance with the terms of the Operating Agreement as amended by the Supplemental Agreement;

(iii) Where there are signed agreements or written acknowledgements, the auditors have obtained, on a sample basis, signed agreements/written acknowledgements of the service and related fee charges; and

(iv) The total revenue received by the Group in relation to the Hotel Consultancy Services Transactions for the relevant financial year has not exceeded HK$9.5 million.

As the above procedures do not constitute either an audit or a review made in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants, the auditors did not express any assurance on the connected transactions for the year ended 31 December 2006.

Directors' Report
31 December 2006

CONNECTED TRANSACTIONS (CONT'D)
Other Related Party Transactions

Other related party transactions are set out in note 21 to the financial statements, which either fall under the definition of "Continuing Connected Transactions" in Chapter 14A of the Listing Rules and are exempted under de minimis rules or does not fall into the definition of "connected transaction" or "continuing connected transaction".

SERVICE CONTRACTS OF DIRECTORS
None of the Directors has a service contract with the Company or its subsidiaries.

PRE-EMPTIVE RIGHTS
Under present Cayman Islands laws and the Articles of Association of the Company, no pre-emptive rights are imposed which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

SUFFICIENCY OF PUBLIC FLOAT
Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained the amount of public float as required under the Listing Rules during the year.

CONFIRMATION OF INDEPENDENCE
The Company has received from each of the independent non-executive directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers all the independent non-executive directors to be independent.

AUDITORS
KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

KWEK LENG BENG
Chairman
26 February 2007

Independent Auditors' Report to the Shareholders of City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of City e-Solutions Limited (the "Company") set out on pages 36 to 75 which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of the report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581
26 February 2007

Consolidated Profit and Loss Account

for the year ended 31 December 2006

	Note	The Group 2006 HK$'000	2005 HK$'000
Turnover	3	79,010	84,518
Cost of sales		(8,609)	(21,321)
Gross profit		70,401	63,197
Other net income / (expenses)	4	46,717	(11,807)
Administrative expenses		(42,537)	(44,020)
Profit before taxation	5	74,581	7,370
Income tax	6	20,871	-
Profit for the year		95,452	7,370
Attributable to :			
Equity shareholders of the Company	7	90,152	5,392
Minority interests		5,300	1,978
Profit for the year		95,452	7,370
Dividends payable to equity shareholders of the Company attributable to the year :	8		
Final dividend proposed after the balance sheet date HK6 cents per share (2005: HK3 cents per share)		22,988	11,494
Earnings per share	9	HK cents	HK cents
Basic		23.53	1.41

The notes on pages 41 to 75 form part of these financial statements.

Balance Sheets

as at 31 December 2006

	Note	The Group 2006 HK$'000	The Group 2005 HK$'000	The Company 2006 HK$'000	The Company 2005 HK$'000
Non-current assets					
Property, plant and equipment	11	6,587	4,785	5,457	3,463
Intangible assets	12	302	343	-	-
Interests in subsidiaries	13	-	-	189,441	158,741
Deferred tax assets	14	21,083	-	-	-
Total non-current assets		27,972	5,128	194,898	162,204
Current assets					
Trading securities	15	181,641	118,048	176,122	114,510
Trade and other receivables	16	25,759	21,907	12,449	8,825
Cash and cash equivalents	17	487,249	497,335	294,014	314,106
		694,649	637,290	482,585	437,441
Current liabilities					
Trade and other payables	18	(19,512)	(23,571)	(6,957)	(8,517)
Provision for taxation	6c	(759)	(1,025)	(1,025)	(1,025)
		(20,271)	(24,596)	(7,982)	(9,542)
Net current assets		674,378	612,694	474,603	427,899
Total assets less current liabilities		702,350	617,822	669,501	590,103
NET ASSETS		702,350	617,822	669,501	590,103
CAPITAL AND RESERVES	19				
Share capital		383,126	383,126	383,126	383,126
Reserves		285,794	206,655	286,375	206,977
Total equity attributable to equity shareholders of the Company		668,920	589,781	669,501	590,103
Minority interests		33,430	28,041	-	-
TOTAL EQUITY		702,350	617,822	669,501	590,103

Approved and authorised for issue by the board of directors on 26 February 2007.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2006

	The Group			
	2006		2005	
	HK$'000	HK$'000	HK$'000	HK$'000
Total equity at 1 January				
- attributable to equity shareholders of the Company		589,781		596,164
- minority interests		28,041		26,113
		617,822		622,277
Net income recognised directly in equity :				
Exchange differences on translation of financial statements of overseas subsidiaries		570		(331)
Net profit for the year		95,452		7,370
Total recognised income and expense for the year		96,022		7,039
Attributable to :				
Equity shareholders of the Company	90,633		5,111	
Minority interests	5,389		1,928	
	96,022		7,039	
Dividends declared or approved during the year		(11,494)		(11,494)
Total equity at 31 December		702,350		617,822

The notes on pages 41 to 75 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2006

	The Group	
	2006	2005
	HK$'000	HK$'000
Operating activities		
Profit before taxation	74,581	7,370
Adjustments for:		
Interest income	(23,763)	(15,412)
Dividend income	(8,295)	(5,453)
Depreciation	1,382	1,355
Net profit on sale of property, plant and equipment	(16)	(458)
Amortisation of intangible assets	66	65
Impairment losses on trade receivables	839	287
Net realised and unrealised (gain)/loss on trading securities	(27,882)	3,527
Net loss on forward foreign exchange contracts	1,006	-
Net foreign exchange (gain)/loss	(25,526)	8,450
	(82,189)	(7,639)
Operating loss before changes in working capital	(7,608)	(269)
Changes in working capital		
Trade receivables	(382)	3,975
Other receivables, deposits and prepayments	(2,406)	463
Trade payables	(293)	(1,501)
Other payables	(3,733)	932
Affiliated companies (net)	3,003	(100)
	(3,811)	3,769
Cash (used in)/generated from operations	(11,419)	3,500
Interest received	22,899	14,959
Dividend received	3,600	4,892
Dividends paid to shareholders	(11,494)	(11,494)
Tax paid - overseas tax	(444)	-
Net cash generated from operating activities	3,142	11,857

The notes on pages 41 to 75 form part of these financial statements.

Consolidated Cash Flow Statement
for the year ended 31 December 2006

	The Group	
	2006	**2005**
	HK$'000	**HK$'000**
Investing activities		
Payment for purchase of property, plant and equipment	**(3,983)**	(3,813)
Proceeds from sale of property, plant and equipment	**820**	1,475
Proceeds from sale of trading securities	**57,973**	-
Payment for purchase of trading securities	**(79,271)**	(2,559)
Purchase of intangible assets	**(24)**	-
Net cash used in investing activities	**(24,485)**	(4,897)
Net (decrease)/increase in cash and cash equivalents	**(21,343)**	6,960
Cash and cash equivalents at 1 January	**497,335**	499,148
Effect of foreign exchange rate changes	**11,257**	(8,773)
Cash and cash equivalents at 31 December (note 17)	**487,249**	497,335

Significant non-cash transaction

During the financial year, the Group received scrip dividends of HK$1,095,000 from one of its investee companies.

The notes on pages 41 to 75 form part of these financial statements.

Notes to the Financial Statements
31 December 2006

These notes form an integral part of the financial statements.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 13 on the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are effective or available for early adoption for the current accounting period of the Group and the Company. The accounting policies of the Group after the adoption of these new developments to the extent that they are relevant to the Group have been summarised below. The adoption of these accounting standards did not have a significant effect on the Group's financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 27).

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading securities (see note 2(e)); and

- derivative financial instruments (see note 2(f)).

Notes to the Financial Statements
31 December 2006

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(b) Basis of Preparation of the Financial Statements (cont'd)

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) Subsidiaries and Minority Interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)).

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) Goodwill

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is treated annually for impairment (see note 2(j)).

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(e) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below.

Investments in debt and equity securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments are recognised / derecognised on the date the Group commits to purchase / sell the investments or they expire.

(f) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(g) Other Property, Plant and Equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the profit or loss on the date of retirement or disposal.

Notes to the Financial Statements
31 December 2006

2. *SIGNIFICANT ACCOUNTING POLICIES (CONT'D)*

(g) Other Property, Plant and Equipment (Cont'd)

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	- 6% to 33.33%
Motor vehicles	- 20%

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Intangible Assets (other than Goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 2(j)).

Amortisation of intangible assets with finite useful lives is charged to the profit and loss on a straight-line basis over the assets' estimated useful lives. Trademarks are amortised over their estimated useful lives of 15 years.

Both the period and method of amortisation are reviewed annually.

(i) Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(j) Impairment of Assets

(i) Impairment of other receivables

Current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets where the effect of discounting is material).

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;
- intangible assets;
- investments in subsidiaries;
- other investments in securities; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Notes to the Financial Statements

31 December 2006

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(j) Impairment of Assets (Cont'd)

(ii) Impairment of other assets (cont'd)

- Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules of Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(j)(i) and (ii)).

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(j)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(j)).

(l) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(n) Employee Benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(o) Liability for Unpaid Insurance Claims

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

(p) Income Tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Notes to the Financial Statements

31 December 2006

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(p) Income Tax (Cont'd)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(q) Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit or loss as follows:

(i) Hotel management revenue

Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) Insurance and risk management revenue

Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

For risk management services where the Company acts as an agent and does not assume any underwriting risk, revenue is recorded as the net amount earned as fees rather than the gross amount of insurance premiums and related costs.

(iii) Interest income

Interest income is recognised as it accrues using the effective interest method.

(iv) Dividends

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(r) Translation of Foreign Currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the profit or loss.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

Notes to the Financial Statements
31 December 2006

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
(s) Related Parties

For the purpose of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(iv) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(v) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(t) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise tax balances.

3. TURNOVER

Turnover of the Group comprises revenue from hospitality-related operations, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2006 HK$'000	2005 HK$'000
Hospitality related services	46,952	63,653
Investment holding	32,058	20,865
	79,010	84,518

Included in turnover above is:

	2006 HK$'000	2005 HK$'000
Dividend income from listed securities	1,095	1,853
Dividend income from unlisted securities	7,200	3,600
Interest income from listed securities	1,596	-
Other interest income	22,167	15,412

4. OTHER NET INCOME / (EXPENSES)

	2006 HK$'000	2005 HK$'000
Net foreign exchange gain/(loss)	19,460	(8,738)
Net loss on forward foreign exchange contracts	(1,006)	-
Net profit on sale of property, plant & equipment	16	458
Net realised and unrealised gains/(losses) on trading securities	27,882	(3,527)
Others	365	-
	46,717	(11,807)

Notes to the Financial Statements

31 December 2006

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

(a) Staff costs

	The Group	
	2006 HK$'000	2005 HK$'000
Contributions to defined contribution retirement plan	485	445
Salaries, wages and other benefits	28,090	29,502
	28,575	29,947

(b) Other items

	The Group	
	2006 HK$'000	2005 HK$'000
Amortisation of intangible assets	66	65
Auditors' remuneration		
- audit services	822	707
- tax services	50	48
- other services	296	399
Depreciation of property, plant and equipment	1,382	1,355
Impairment losses on trade receivables	839	287
Operating lease charges: minimum lease payments on property rentals	776	985

6. INCOME TAX

(a) Taxation in the consolidated profit and loss account represents:

	The Group	
	2006 HK$'000	2005 HK$'000
Current tax - Overseas		
Provision for the year	217	-
Over-provision in respect of prior years	(39)	-
	178	-
Deferred tax		
Origination and reversal of temporary differences	2,276	-
Recognition of deferred tax assets not recognised in in prior years	(23,325)	-
	(21,049)	-
	(20,871)	-

6. INCOME TAX (CONT'D)

(b) Reconcilliation between tax expense and accounting profit at applicable tax rates:

	2006 HK$'000	2005 HK$'000
Profit before taxation	74,581	7,370
Income tax using Hong Kong tax rates	13,052	1,290
Tax effect of non-taxable income	(13,516)	(4,135)
Tax effect of non-deductible expenses	1,481	3,653
Effect of tax rates in foreign jurisdictions	1,341	2,058
Current year's deferred tax assets not recognised	135	838
Recognition of deferred tax assets not recognised in in prior years	(23,325)	-
Utilisation of deferred tax assets not recognised in prior years	-	(3,704)
Over-provision in respect of prior years	(39)	-
Actual tax credit	(20,871)	-

(c) Current taxation in the balance sheet represents:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Balance of Hong Kong Profits Tax provision relating to prior years	1,025	1,025	1,025	1,025
Provisional Overseas Tax paid	(266)	-	-	-
	759	1,025	1,025	1,025

The provision for Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year ended 31 December 2006. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

7. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

Profit after taxation to the extent of HK$90,892,000 (2005: HK$12,260,000) has been dealt with in the Company's financial statements.

Notes to the Financial Statements

31 December 2006

8. DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2006 HK$'000	2005 HK$'000
Final dividend proposed after the balance sheet date of HK6 cents per share (2005: HK3 cents per share)	**22,988**	11,494

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2006 HK$'000	2005 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2005: HK3 cents per share)	**11,494**	11,494

9. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$90,152,000 (2005: HK$5,392,000) and 383,125,524 (2005: 383,125,524) ordinary shares in issue during the year.

(b) Diluted earnings per share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

10. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.

Hospitality related services: The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, and payroll services and procurement services.

10. SEGMENT REPORTING (CONT'D)

	Investment Holding		Hospitality Related Services		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	**32,058**	20,865	**46,952**	63,653	**79,010**	84,518
Profit/(loss) from operations	**66,944**	(2,762)	**7,637**	10,132	**74,581**	7,370
Income tax					**20,871**	-
Profit after taxation					**95,452**	7,370
Depreciation and amortisation for the year	**950**	957	**498**	463	**1,448**	1,420
Segment assets	**634,164**	591,984	**67,374**	50,434	**701,538**	642,418
Unallocated assets					**21,083**	-
Total assets					**722,621**	642,418
Segment liabilities	**6,051**	5,913	**13,461**	17,658	**19,512**	23,571
Unallocated liabilities					**759**	1,025
Total liabilities					**20,271**	24,596
Capital expenditure incurred during the year	**3,748**	2,734	**259**	1,079	**4,007**	3,813

Notes to the Financial Statements
31 December 2006

10. SEGMENT REPORTING (CONT'D)
Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		United States		Singapore		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	**23,491**	15,941	**51,991**	64,114	**3,528**	4,463	**79,010**	84,518
Segment assets	**460,924**	432,622	**214,213**	51,594	**26,401**	158,202	**701,538**	642,418
Capital expenditure incurred during the year	**619**	2,734	**259**	1,063	**3,129**	16	**4,007**	3,813

11. PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Plant, Machinery & Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2005	12,029	5,145	17,174
Exchange adjustments	(11)	-	(11)
Additions	1,079	2,734	3,813
Disposals	(488)	(2,793)	(3,281)
At 31 December 2005	12,609	5,086	17,695
At 1 January 2006	12,609	5,086	17,695
Exchange adjustments	18	-	18
Additions	291	3,692	3,983
Disposals	(33)	(2,352)	(2,385)
Written-off during the year	(3,202)	-	(3,202)
At 31 December 2006	9,683	6,426	16,109
Accumulated depreciation			
At 1 January 2005	11,144	2,684	13,828
Exchange adjustments	(9)	-	(9)
Charge for the year	588	767	1,355
Disposals	(488)	(1,776)	(2,264)
At 31 December 2005	11,235	1,675	12,910
At 1 January 2006	11,235	1,675	12,910
Exchange adjustments	13	-	13
Charge for the year	475	907	1,382
Disposals	(33)	(1,548)	(1,581)
Written-off during the year	(3,202)	-	(3,202)
At 31 December 2006	8,488	1,034	9,522
Net book value			
At 31 December 2006	1,195	5,392	6,587
At 31 December 2005	1,374	3,411	4,785

Notes to the Financial Statements
31 December 2006

11. PROPERTY, PLANT AND EQUIPMENT (CONT'D)
(b) The Company

	Plant, Machinery & Equipment HK$'000	Motor Vehicles HK$'000	Total HK$'000
Cost			
At 1 January 2005	2,956	5,145	8,101
Additions	16	2,734	2,750
Disposals	-	(2,793)	(2,793)
At 31 December 2005	2,972	5,086	8,058
At 1 January 2006	2,972	5,086	8,058
Additions	56	3,692	3,748
Disposals	(33)	(2,352)	(2,385)
At 31 December 2006	2,995	6,426	9,421
Accumulated depreciation			
At 1 January 2005	2,730	2,684	5,414
Charge for the year	190	767	957
Disposals	-	(1,776)	(1,776)
At 31 December 2005	2,920	1,675	4,595
At 1 January 2006	2,920	1,675	4,595
Charge for the year	43	907	950
Disposals	(33)	(1,548)	(1,581)
At 31 December 2006	2,930	1,034	3,964
Net book value			
At 31 December 2006	65	5,392	5,457
At 31 December 2005	52	3,411	3,463

12. INTANGIBLE ASSETS

	The Group Trademarks HK$'000
Cost	
At 1 January 2005	1,030
Exchange adjustments	1
At 31 December 2005	1,031
At 1 January 2006	1,031
Additions	24
Exchange adjustments	2
At 31 December 2006	1,057
Amortisation and Impairment Losses	
At 1 January 2005	623
Charge for the year	65
At 31 December 2005	688
At 1 January 2006	688
Charge for the year	66
Exchange adjustments	1
At 31 December 2006	755
Net book value	
At 31 December 2006	302
At 31 December 2005	343

The amortisation charge for the year is included in "administrative expenses" in the consolidated profit and loss account.

Notes to the Financial Statements
31 December 2006

13. INTERESTS IN SUBSIDIARIES

	The Company	
	2006	**2005**
	HK$'000	**HK$'000**
Unlisted shares, at cost	220,860	220,860
Less: Impairment loss	31,419	62,119
	189,441	158,741

In prior years, in view of losses incurred by a subsidiary, the Company assessed the recoverable amount of the subsidiary. Based on this assessment, the carrying amount of this subsidiary was written down by HK$62,119,000. In 2006, following improvements in the subsidiary's operating cash flows and results, the Company reassessed its estimates and HK$30,700,000 of the impairment loss initially recognised was reversed.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership Interest Group's Effective Interest %	Held by Company %	Held by Subsidiary %
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	–
SWAN USA, Inc. (Holding company)	United States of America	100 common stocks of US$0.01 each	85	–	100
Richfield Hospitality Inc. (Investment holding and provision of hospitality related services)	United States of America	100 common stocks of US$1000.01 each	85	–	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	–	100

14. DEFERRED TAX ASSETS

(a) Deferred tax assets recognised:

The Group

The components of deferred tax assets recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Tax losses HK$'000	Deductible temporary differences HK$'000	Total HK$'000
At 1 January 2006	-	-	-
Credited to profit or loss	18,152	2,897	21,049
Exchange adjustments	29	5	34
At 31 December 2006	18,181	2,902	21,083

(b) Deferred tax assets not recognised:

The following temporary differences have not been recognised:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Deductible temporary differences	**1,070**	10,003	**1,070**	1,038
Tax losses	**24,099**	70,705	**24,099**	21,425
	25,169	80,708	**25,169**	22,463

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group and the Company can utilise the benefits. Tax losses amounting to HK$Nil (2005: HK$49,280,000) expire 20 years from the year the tax losses were incurred. The remaining tax losses of HK$24,099,000 (2005: HK$21,425,000) do not expire under the respective countries' tax legislations.

Notes to the Financial Statements
31 December 2006

15. TRADING SECURITIES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Equity securities (at market value)				
- Listed outside Hong Kong				
- fellow subsidiary	**96,391**	54,739	**96,391**	54,739
Debt securities (at market value)				
- Listed outside Hong Kong	**61,947**	-	**61,947**	-
Other securities (at market value)				
- Unlisted	**23,303**	63,309	**17,784**	59,771
	181,641	118,048	**176,122**	114,510

Included in trading securities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	'000
United States Dollar	**USD4,094**	USD5,082
Sterling Pound	**GBP6,331**	GBP4,078
Euro	**EUR2,533**	-
Japanese Yen	**JPY64,813**	-

Included in other financial assets is an amount of HK$5,519,000 (2005: HK$3,538,000) relating to investment securities held in respect of the Group's defined retirement contribution plan (see note 25).

16. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Trade receivables less impairment losses	**11,945**	12,402	**439**	2,588
Other receivables, deposits and prepayments	**5,861**	2,591	**2,639**	1,835
Amounts owing by subsidiaries	**-**	-	**1,529**	411
Amounts owing by affiliated companies	**278**	3,314	**167**	391
Dividend receivable	**7,200**	3,600	**7,200**	3,600
Derivative financial instruments	**475**	-	**475**	-
	25,759	21,907	**12,449**	8,825

All trade and other receivables are expected to be recovered within one year. The amounts owing by subsidiaries and affiliated companies are unsecured, interest-free and repayable on demand.

16. TRADE AND OTHER RECEIVABLES (CONT'D)

Affiliated companies comprise subsidiaries of the holding company.

The aging analysis of trade receivables (net of impairment losses) is as follows:

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Current or less than 1 month overdue	**8,858**	3,986	**-**	-
1 to 3 months overdue	**1,084**	2,976	**9**	112
More than 3 months overdue but less than 12 months overdue	**2,003**	5,440	**430**	2,476
	11,945	12,402	**439**	2,588

The Group's credit policy is set out in note 20.

Included in trade and other receivables are following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006 '000	2005 '000
United States Dollar	**USD17**	USD163
Sterling Pound	**GBP28**	GBP106
Singapore Dollar	**SGD265**	-

17. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Deposits with banks and other financial institutions	**444,264**	457,817	**286,192**	307,413
Cash at bank and in hand	**42,985**	39,518	**7,822**	6,693
	487,249	497,335	**294,014**	314,106

Notes to the Financial Statements
31 December 2006

17. CASH AND CASH EQUIVALENTS (CONT'D)

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	'000
United States Dollar	**USD24,817**	USD30,528
Sterling Pound	**GBP5,000**	GBP5,335
Singapore Dollar	**SGD3,765**	SGD163

18. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	HK$'000	HK$'000	HK$'000
Trade payables	**1,281**	1,574	**204**	992
Other payables and accrued charges	**18,231**	21,964	**6,753**	7,491
Amounts owing to affiliated companies	**–**	33	**–**	34
	19,512	23,571	**6,957**	8,517

All of the trade and other payables are expected to be settled within one year. All trade payables are due within 1 month or on demand.

Amounts owing to affiliated companies are unsecured, interest-free and are repayable on demand.

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	'000
United States Dollar	**USD1**	USD98
Sterling Pound	**GBP4**	GBP9
Singapore Dollar	**SGD94**	SGD24

19. CAPITAL AND RESERVES

(a) The Group

	Share Capital HK$'000	Exchange Reserve HK$'000	Revenue Reserve HK$'000	Total HK$'000	Minority Interests HK$'000	Total Equity HK$'000
At 1 January 2005	383,126	(238)	213,276	596,164	26,113	622,277
Dividends approved in respect of the previous financial year (Note 8(b))	-	-	(11,494)	(11,494)	-	(11,494)
Profit for the year	-	-	5,392	5,392	1,978	7,370
Exchange differences on translation of financial statements of foreign subsidiaries	-	(281)	-	(281)	(50)	(331)
At 31 December 2005	383,126	(519)	207,174	589,781	28,041	617,822
At 1 January 2006	383,126	(519)	207,174	589,781	28,041	617,822
Dividends approved in respect of the previous financial year (Note 8(b))	-	-	(11,494)	(11,494)	-	(11,494)
Profit for the year	-	-	90,152	90,152	5,300	95,452
Exchange differences on translation of financial statements of foreign subsidiaries	-	481	-	481	89	570
At 31 December 2006	383,126	(38)	285,832	668,920	33,430	702,350

(b) The Company

	Share Capital HK$'000	Revenue Reserve HK$'000	Total HK$'000
At 1 January 2005	383,126	206,211	589,337
Dividends approved in respect of the previous financial year (Note 8(b))	-	(11,494)	(11,494)
Profit for the year	-	12,260	12,260
At 31 December 2005	383,126	206,977	590,103
At 1 January 2006	383,126	206,977	590,103
Dividends approved in respect of the previous financial year (Note 8(b))	-	(11,494)	(11,494)
Profit for the year	-	90,892	90,892
At 31 December 2006	383,126	286,375	669,501

Notes to the Financial Statements
31 December 2006

19. CAPITAL AND RESERVES (CONT'D)

(c) Share capital

(i) *Authorised and issued share capital*

	The Company			
	2006		2005	
	No. of shares	HK$'000	No. of shares	HK$'000
Authorised:				
Ordinary shares of HK$1 each	**2,720,615,042**	**2,720,615**	2,720,615,042	2,720,615

	The Company			
	2006		2005	
	No. of shares	HK$'000	No. of shares	HK$'000
Issued and fully paid:				
Ordinary shares of HK$1 each	**383,125,524**	**383,126**	383,125,524	383,126

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) Share option scheme

The Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

19. CAPITAL AND RESERVES (CONT'D)

(d) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(r).

(e) Distributability of reserves

At 31 December 2006, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$286,375,000 (2005: HK$206,977,000). After the balance sheet date, the directors proposed a final dividend of HK6 cents per ordinary share (2005: HK3 cents per share), amounting HK$22,988,000 (2005: HK$11,494,000). This dividend has not been recognised as a liability at the balance sheet date.

20. FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

Investments are normally only in liquid securities and with counterparties that have a credit rating equal to or better than the group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings and with whom the group has a signed netting agreement. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

At the balance sheet date, the Group has a certain concentration of credit risk as 1% (2005: 5%) and 18% (2005: 9%) of trade receivables (net of impairment losses) was due from the Group's largest customer and the five largest customers respectively.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses. The Group's policy is to regularly monitor current and expected liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements in the short and longer term.

Notes to the Financial Statements
31 December 2006

20. FINANCIAL INSTRUMENTS (CONT'D)
Interest rate risk

The Group is affected by changes in interest rates due to the impact such changes have on interest on fixed deposits.

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

2006 The Group	Effective interest rate %	Total HK$'000	One year or less HK$'000	1-2 years HK$'000	2-5 years HK$'000	More than 5 years HK$'000
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominated in:						
- Hong Kong Dollar	3.73	5,748	5,748	-	-	-
- Singapore Dollar	3.05	19,065	19,065	-	-	-
- United States Dollar	4.83	386,306	386,306	-	-	-
- Sterling Pound	4.88	76,130	76,130	-	-	-
		487,249	487,249	-	-	-
Debt securities	3.57	61,947	14,183	35,302	12,462	-

2006 The Company	Effective interest rate %	Total HK$'000	One year or less HK$'000	1-2 years HK$'000	2-5 years HK$'000	More than 5 years HK$'000
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominated in:						
- Hong Kong Dollar	3.73	5,748	5,748	-	-	-
- Singapore Dollar	3.05	19,065	19,065	-	-	-
- United States Dollar	4.70	193,071	193,071	-	-	-
- Sterling Pound	4.88	76,130	76,130	-	-	-
		294,014	294,014	-	-	-
Debt securities	3.57	61,947	14,183	35,302	12,462	-

20. FINANCIAL INSTRUMENTS (CONT'D)

2005 **The Group**	**Effective interest rate %**	**Total HK$'000**	**One year or less HK$'000**	**1-2 years HK$'000**	**2-5 years HK$'000**	**More than 5 years HK$'000**
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominate in:						
- Hong Kong Dollar	1.32	4,900	4,900	-	-	-
- Singapore Dollar	0.07	758	758	-	-	-
- United States Dollar	3.79	420,068	420,068	-	-	-
- Sterling Pound	4.38	71,609	71,609	-	-	-
		497,335	497,335	-	-	-

2005 **The Company**	**Effective interest rate %**	**Total HK$'000**	**One year or less HK$'000**	**1-2 years HK$'000**	**2-5 years HK$'000**	**More than 5 years HK$'000**
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominate in:						
- Hong Kong Dollar	1.32	4,900	4,900	-	-	-
- Singapore Dollar	0.07	758	758	-	-	-
- United States Dollar	3.93	236,839	236,839	-	-	-
- Sterling Pound	4.38	71,609	71,609	-	-	-
		314,106	314,106	-	-	-

Notes to the Financial Statements
31 December 2006

20. FINANCIAL INSTRUMENTS (CONT'D)

Foreign currency risk

The Group incurs foreign currency risk in the countries where the Group has fixed deposits and trading securities denominated in foreign currencies and foreign operations. The Group is also exposed to foreign currency risk through deposits and withdrawals of fixed deposits, sales and purchases of the trading securities that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to these risks are Sterling Pound, US Dollars, Euros, Japanese Yen and Singapore Dollars.

As at 31 December 2006, the Group has outstanding forward exchange contracts with notional amounts of approximately HK$106,958,000 (2005: Nil).

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised in profit and loss (see note 2(f)). The net fair value of forward exchange contracts used by the Group and the Company as economic hedges of monetary assets and liabilities in foreign currencies at 31 December 2006 was HK$475,000 (2005: Nil). These amounts are recognised as derivative financial instruments.

In respect of other trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

Sensitivity analysis

In managing interest rate and foreign currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2006, it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before tax by approximately HK$4,439,000 (2005: HK$4,962,000) so far as the effect on interest-bearing financial instruments is concerned.

Estimation of fair values

Securities

The fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value is estimated using valuation technique, which includes recent market transactions, pricing models or discounted cash flow analysis.

Derivatives

The fair value of forward exchange contracts is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

Other financial assets and liabilities

The notional amounts of financial assets and liabilities with maturity of less than one year (including trade and other receivables, cash and cash equivalents and trade and other payables) are assumed to approximate their fair values.

21. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

	The Group	
	2006	**2005**
	HK$'000	**HK$'000**
Affiliated companies		
Dividend income	**1,095**	1,853
Reimbursement of payroll costs	**-**	344
Income from provision of hospitality and other related services	**3,821**	21,734

Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors as disclosed in note 23 and certain of the highest paid employees as disclosed in note 24, is as follows:

	The Group	
	2006	**2005**
	HK$'000	**HK$'000**
Short-term employee benefits	**3,027**	4,280

Total remuneration is included in "staff costs" (see note 5(a).)

22. COMMITMENTS

(a) Capital commitments outstanding at 31 December 2006 not provided for in the financial statements were as follows:

	The Group	
	2006	**2005**
	HK$'000	**HK$'000**
Contracted for	**15,429**	-

Notes to the Financial Statements
31 December 2006

22. COMMITMENTS (CONT'D)

(b) At 31 December 2006, the total future minimum lease payments under a non-cancellable operating lease in respect of an office space are payable as follows:

	The Group	
	2006 HK$'000	**2005 HK$'000**
Within 1 year	**958**	921
After 1 year but within 5 years	**2,992**	3,947
	3,950	4,868

The above lease expires in November 2011 and the Group has the option to renew the lease for an additional five-year term prior to the end of the lease term. The lease does not include any contingent rental.

23. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	2006 Total HK$'000
Executive Directors					
Kwek Leng Beng	750	-	-	-	750
Vincent Yeo Wee Eng	100	1,168	16	27	1,311
Kwek Leng Joo	200	-	-	-	200
Kwek Leng Peck	200	-	-	-	200
Gan Khai Choon	200	-	-	-	200
Lawrence Yip Wai Lam	100	52	-	-	152
Non-Executive Directors					
Wong Hong Ren	200	396	-	-	596
Hon. Chan Bernard Charnwut	194	-	-	-	194
Independent Non-Executive Directors					
Dr. Lo Ka Shui	100	-	-	-	100
Lee Jackson @ Li Chik Sin	288	-	-	-	288
Teoh Teik Kee	194	-	-	-	194
	2,526	1,616	16	27	4,185

23. DIRECTORS' REMUNERATION (CONT'D)

	Directors' fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	2005 Total HK$'000
Executive Directors					
Kwek Leng Beng	750	–	–	–	750
Vincent Yeo Wee Eng	100	1,100	254	29	1,483
Kwek Leng Joo	200	–	–	–	200
Kwek Leng Peck	200	–	–	–	200
Gan Khai Choon	200	–	–	–	200
Lawrence Yip Wai Lam	100	–	–	–	100
Non-Executive Directors					
Wong Hong Ren	200	371	–	–	571
Hon. Chan Bernard Charnwut	194	–	–	–	194
Independent Non-Executive Directors					
Dr. Lo Ka Shui	100	–	–	–	100
Lee Jackson @ Li Chik Sin	288	–	–	–	288
Teoh Teik Kee	194	–	–	–	194
	2,526	1,471	254	29	4,280

Notes to the Financial Statements
31 December 2006

24. INDIVIDUAL WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, three (2005: three) are directors whose emoluments are disclosed in note 23. The aggregate of the emoluments in respect of the other two (2005: two) individuals are as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other emoluments	1,269	1,375
Discretionary bonuses	57	116
Retirement scheme contributions	42	55
	1,368	1,546

The emoluments of the two (2005: two) individuals with the highest emoluments are within the following band:

	2006 Number of Individuals	2005 Number of Individuals
HK$Nil - HK$1,000,000	2	2

25. EMPLOYEE RETIREMENT BENEFITS

In United States, the Group operates a defined retirement contribution plan (the "Plan"). Under the Plan, employees may elect to contribute a percentage of their regular compensation to the Plan and to direct the distribution of these amounts among the Plan's investment options. The Group matches 50% of each employee's contributions up to a maximum of 6% of the employee's annual base compensation.

At the balance sheet date, approximately HK$5,519,000 (2005: HK$3,538,000) has been included in trading securities (see note 15).

26. IMMEDIATE AND ULTIMATE HOLDING COMPANIES

The immediate holding company at 31 December 2006 is City Developments Limited. The Directors consider the ultimate holding company at 31 December 2006 to be Hong Leong Investment Holdings Pte. Ltd. Both companies are incorporated in the Republic of Singapore. The immediate holding company produces financial statements available for public use.

27. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2006 and which have not been adopted in these financial statements:

	Effective for accounting periods beginning on or after
HKFRS 7, Financial instruments: Disclosures	1 January 2007
Amendments to HKAS 1, Presentation of financial statements: Capital disclosures	1 January 2007
Revised guidance on implementing HKFRS 4, Insurance contracts	1 January 2007
IFRIC 11: IFRS 2 - Group and treasury share transactions	1 March 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

This page has been deliberately left blank.

Your Ref: File No: 82-3667

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **City e-Solutions Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 5 of this circular.

A notice convening the annual general meeting of City e-Solutions Limited to be held on Friday, 20 April 2007 at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong at 10:00 a.m. is set out on pages 13 to 16 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

26 March 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong on Friday, 20 April 2007 at 10:00 a.m., notice of which is set out on pages 13 to 16 of this circular
"associate"	has the meaning ascribed to it by the Listing Rules
"Board"	the board of Directors
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it by the Listing Rules
"Directors"	the directors of the Company
"General Mandates"	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the mandate to allot and issue Shares as set out in the Notice of AGM
"Latest Practicable Date"	22 March 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Notice of AGM"	the notice convening the AGM as set out at the end of this circular
"Proposals"	the proposals involving the granting of the General Mandates and the re-election of the retiring Directors

"Repurchase Mandate"	the mandate to repurchase Shares as set out in the Notice of AGM, in respect of which an explanatory statement is set out in Appendix I to this circular
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the same meaning ascribed to such term in the Listing Rules
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Directors:
Mr. Kwek Leng Beng
(Chairman and Managing Director)
Mr. Vincent Yeo Wee Eng
(Chief Executive Officer)
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Hon. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

Principal Office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered Office:
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

26 March 2007

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING GRANTING OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES AND RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

Introduction

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to the granting of the General Mandates and the re-election of the retiring Directors. The Notice of AGM is set out on pages 13 to 16 of this circular for approving the same.

Issue Mandate

At the AGM, an ordinary resolution will be proposed to approve the granting of a fresh general mandate to the Directors to exercise the powers of the Company to allot and issue new Shares in the share capital of the Company up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 383,125,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 20% will represent 76,625,104 Shares.

In addition, a further ordinary resolution will be proposed at the AGM to extend the authority to issue Shares under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

Repurchase Mandate

Furthermore, at the AGM, an ordinary resolution will be proposed to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares representing up to 10% of the aggregate nominal amount of share capital of the Company in issue on the date of the passing of the resolution. As at the Latest Practicable Date, there were in issue an aggregate of 383,125,524 Shares. Assuming that no Shares are issued or repurchased by the Company prior to the date of the AGM, such 10% will represent 38,312,552 Shares.

An explanatory statement, as required by the Listing Rules to give all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own Shares, is set out in Appendix I to this circular.

Re-election of Directors

To ensure full compliance with the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules, all non-executive Directors, namely, Hon. Chan Bernard Charnwut, Dr. Lo Ka Shui and Messrs. Wong Hong Ren, Lee Jackson (also known as Li Chik Sin) and Teoh Teik Kee, will retire from office at the AGM and, being eligible, will offer themselves for re-election for a further term of three years. Their retirement also satisfies the rotation requirement set out in article 116 of the articles of association of the Company. Details of the Directors proposed to be re-elected at the AGM are set out in Appendix II to this circular.

Procedure by which a poll may be demanded

Under the articles of association of the Company, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless voting by way of poll is required by the Listing Rules or a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman; or

(ii) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right; or

(v) if required by the Listing Rules, by any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at such meeting.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

AGM

The Notice of AGM is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the principal office of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish but the authority of your proxy will be deemed to have been revoked.

Recommendation

The Directors consider that the Proposals are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of the resolutions to be proposed at the AGM in relation to the Proposals.

Yours faithfully,
For and on behalf of the Board
Kwek Leng Beng
Chairman and Managing Director

This Appendix serves as the explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide the Shareholders with all the information necessary for their consideration of the Repurchase Mandate.

Share capital

As at the Latest Practicable Date, the issued share capital of the Company was HK$383,125,524 comprising 383,125,524 Shares. Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, could accordingly result in up to 38,312,552 Shares being repurchased by the Company. The Repurchase Mandate shall, unless revoked or varied by the Company in general meeting, take effect upon approval by the Shareholders until the next annual general meeting of the Company.

Reasons for repurchase

The Directors consider that the Repurchase Mandate will provide the Company with such flexibility to make repurchase of its own Shares as and when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/or earnings per Share. The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company as compared with the position disclosed in the latest published audited accounts of the Company for the year ended 31 December 2006, in the event that the proposed purchases were to be carried out in full during the proposed purchase period. No purchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

Funding of repurchase

Repurchases must be funded out of funds legally available for such purchase in accordance with the applicable laws of the Cayman Islands and the memorandum and articles of association of the Company.

The Companies Law provides, inter alia, that shares may only be purchased out of the profits of a company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or, in the manner provided for therein, out of capital.

Directors, their associates and connected persons

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their respective associates, has a present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

Undertaking of the Directors

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of the Cayman Islands, and in accordance with the regulations set out in the memorandum and articles of association of the Company.

Effect of the Takeovers Code

A repurchase of securities by the Company may result in an increase in the proportionate interests of a Shareholder in the voting rights of the Company, which will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As at the Latest Practicable Date and to the best of the knowledge and belief of the Directors based on the register kept by the Company under Section 336 of the SFO, Hong Leong Investment Holdings Pte. Ltd., together with parties acting in concert with it, held, directly or indirectly, an aggregate of 239,431,097 Shares, representing about 62.49% of the existing issued share capital of the Company. Upon full exercise of the Repurchase Mandate and assuming that no further Shares are issued or repurchased prior to the date of the AGM, their aggregate shareholding would be increased to about 69.44%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors are not aware of any Shareholder, or a group of Shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power to repurchase Shares pursuant to the Repurchase Mandate.

Share prices

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	0.96	0.85
May	0.96	0.88
June	0.94	0.85
July	0.88	0.86
August	0.95	0.86
September	0.93	0.88
October	0.95	0.88
November	1.00	0.85
December	1.01	0.90
2007		
January	0.98	0.93
February	1.40	0.94
March (up to the Latest Practicable Date)	1.19	1.04

Share repurchases made by the Company

The Company has not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six (6) months preceding the Latest Practicable Date.

The biographical and other details of the retiring Directors standing for re-election at the AGM as required by the Listing Rules are set out below:

Hon. Chan Bernard Charnwut, aged 42
Non-executive Director

Hon. Chan has been a Director since 1989 and was appointed a member of the audit committee of the Company on 18 January 2000. Previously an independent non-executive Director, he was re-designated as a non-executive Director with effect from 30 September 2004. In 2005, he was appointed a member of the nomination committee of the Company. Hon. Chan, graduated from Pomona College in California, U.S.A., is a member of both the Executive Council and Legislative Council of Hong Kong. He is currently the President of Asia Insurance Co Ltd. and the Deputy Chairman of the Lingnan University. He is also a member of the Insurance Advisory Committee, Greater Pearl River Delta Business Council and the Antiquities Advisory Board. In addition, he serves as the Advisor of Bangkok Bank Ltd., Hong Kong Branch, the Chairman of the Hong Kong-Thailand Business Council and the Chairperson of The Hong Kong Council of Social Service.

Hon. Chan is also an executive director and the President of Asia Financial Holdings Limited and an independent non-executive director of Peaktop International Holdings Limited, Pioneer Global Group Limited, Yau Lee Holdings Limited, Chen Hsong Holdings Limited, Kingboard Laminates Holdings Ltd., China Resources Enterprises, Ltd. and New Heritage Holdings Limited, all of which are public companies listed on the Stock Exchange. Save as disclosed above, Hon. Chan did not hold any other directorships in listed public companies in the last three years. Besides, Hon. Chan also does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Hon. Chan had a personal interest in 53,850 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Hon. Chan. If re-elected, Hon. Chan will be appointed for a specific term of three years and his emoluments will be determined by the remuneration committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. For the year ended 31 December 2006, Hon. Chan received HK$194,000 as director's fees which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

Dr. Lo Ka Shui, aged 60
Independent Non-executive Director

Dr. Lo was appointed to the Board in 1989. In 2005, he was appointed Chairman of the nomination committee of the Company. He graduated with B.Sc. from McGill University and M.D. from Cornell University, certified in Cardiology. He has more than 27 years of experience in property and hotel development, investment and management, both in Hong Kong and overseas. Dr. Lo is the Chairman and Managing Director of Great Eagle Holdings Limited, the non-executive Chairman of Eagle Asset Management (CP) Limited (Manager of Champion Real Estate Investment Trust) and a director of Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited and China Mobile Limited (formerly known as China Mobile (Hong Kong) Limited), Melco International Development Limited, TOM Online Inc., and Winsor Properties Holdings Limited, all of which are public companies listed on the Stock Exchange. He was also a director of Hong Kong Exchanges and Clearing Limited but had retired on 26 April 2006 and a director of The HSBC China Fund Limited, which was delisted from the Stock Exchange on 22 April 2005. Besides, Dr. Lo is a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. Save as disclosed above, Dr. Lo did not hold any other directorships in listed public companies in the last three years.

Dr. Lo does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr. Lo did not have any interest in the Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Dr. Lo. If re-elected, Dr. Lo will be appointed for a specific term of three years and his emoluments will be determined by the remuneration committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. For the year ended 31 December 2006, Dr. Lo received HK$100,000 as director's fees which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

Mr. Wong Hong Ren, aged 55
Non-executive Director

Mr. Wong was appointed a Director in October 1994. Mr. Wong holds a Master degree in Business Administration from Bradford University, United Kingdom. He is the Chairman and President of Philippines-listed Grand Plaza Hotel Corporation, Chairman of M&C REIT Management Limited (as Manager of CDL Hospitality Real Estate Investment Trust), New Zealand-listed Millennium & Copthorne Hotels New Zealand Limited, New Zealand-listed CDL Investments New Zealand Limited and Singapore-listed HLG Enterprise Limited (formerly known as LKN-Primefield Limited). He is also an executive director of London-listed Millennium & Copthorne Hotels plc and a director of Singapore-listed Thakral Corporation and New York-listed China Yuchai International Limited. Save as disclosed above, Mr. Wong did not hold any other directorships in listed public companies in the last three years.

Mr. Wong joined Hong Leong Management Services Pte. Ltd. ("HLMS"), a wholly-owned subsidiary of Hong Leong Investment Holdings Pte. Ltd. (a substantial shareholder of the Company), in 1988 as Group Investment Manager and was re-designated as Executive Vice President (Group Investment) of HLMS in 2006. He is widely experienced in hospitality and industrial business overseas, investment analysis, international capital market and mergers and acquisitions transactions as well as post-acquisition management re-organisation matters. Prior to 1988, he was a director and general manager (Investment and Property) of Haw Par Brothers International Limited and a Director of Investment with Royal Trust Asset Management Pte. Ltd. and First Capital Corporation Ltd.

Save as disclosed above, Mr. Wong does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Wong had a personal interest in 1,513,112 Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Wong. If re-elected, Mr. Wong will be appointed for a specific term of three years and his emoluments will be determined by the remuneration committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. For the year ended 31 December 2006, Mr. Wong received HK$200,000 and HK$396,000 as director's fees and other director's remuneration respectively which were determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

Mr. Lee Jackson (also known as Li Chik Sin), aged 74
Independent Non-executive Director

Mr. Lee was appointed a non-executive Director and Chairman of the audit committee of the Company in December 1998. In 2005, he was appointed a member of the remuneration committee and the nomination committee of the Company. He also sits on the board of Metro Holdings Limited, Hong Fok Corporation Limited and Hong Leong Finance Limited, all of which are Singapore-listed public companies. He was formerly a partner of an international firm of Chartered Accountants and is a member of The Australian Institute of Chartered Accountants. Save as disclosed above, Mr. Lee did not hold any other directorships in listed public companies in the last three years.

Mr. Lee does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lee did not have any interest in the Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Lee. If re-elected, Mr. Lee will be appointed for a specific term of three years and his emoluments will be determined by the remuneration committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. For the year ended 31 December 2006, Mr. Lee received HK$288,000 as director's fees which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

Mr. Teoh Teik Kee, aged 47
Independent Non-executive Director

Mr. Teoh was appointed an independent non-executive Director and a member of the audit committee of the Company on 30 September 2004. In 2005, he was appointed Chairman of the remuneration committee and a member of the nomination committee of the Company. Mr. Teoh is an executive director of ecoWise Holdings Limited and an independent director of Luzhou Bio-Chem Technology Limited, both of which are Singapore-listed public companies. He was also a director of Singapore-listed Westcomb Financial Group Limited but had resigned on 20 November 2006. Save as disclosed above, Mr. Teoh did not hold any other directorships in listed public companies in the last three years.

Mr. Teoh is a Chartered Accountant by training, and worked from 1986 to 1990 with KPMG Peat Marwick McLintock in London and with PricewaterhouseCoopers in Singapore. Mr. Teoh has extensive experience in investment banking and corporate financial advisory services when he was with the DBS Bank Group.

Mr. Teoh graduated from Aston University, England with a B.Sc. (Hons) in Managerial and Administrative Studies. He is a member of the Institute of Chartered Accountants in England and Wales as well as a member of the Association of Corporate Treasurers in the United Kingdom.

Mr. Teoh does not have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Teoh did not have any interest in the Shares within the meaning of Part XV of the SFO.

There is no service agreement between the Company and Mr. Teoh. If re-elected, Mr. Teoh will be appointed for a specific term of three years and his emoluments will be determined by the remuneration committee of the Company with reference to his duties and responsibilities with the Company, the Company's performance and the prevailing market conditions. For the year ended 31 December 2006, Mr. Teoh received HK$194,000 as director's fees which was determined with reference to his duties and responsibilities with the Company and the prevailing market conditions.

The Board confirms that save as disclosed above, there is no other information relating to any of Hon. Chan Bernard Charnwut, Dr. Lo Ka Shui or Messrs. Wong Hong Ren, Lee Jackson (also known as Li Chik Sin) or Teoh Teik Kee which needs to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules. Further, there are no other matters which need to be brought to the attention of the Shareholders.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the eighteenth Annual General Meeting of the Company will be held at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong on Friday, 20 April 2007 at 10:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors and auditors for the year ended 31 December 2006.

2. To declare a final dividend.

3. To re-elect the following retiring directors of the Company for a specific term of three years and to fix the directors' remuneration:

   (a) Hon. Chan Bernard Charnwut as a non-executive director;

   (b) Dr. Lo Ka Shui as an independent non-executive director;

   (c) Mr. Wong Hong Ren as a non-executive director;

   (d) Mr. Lee Jackson (also known as Li Chik Sin) as an independent non-executive director; and

   (e) Mr. Teoh Teik Kee as an independent non-executive director.

4. To re-appoint auditors for the ensuing year and to authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

To consider and, if thought fit, pass, with or without modifications, the following resolutions as ordinary resolutions of the Company:

5. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make and grant offers, agreements and options which would or might require shares to be allotted after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to shares issued as a result of a Rights Issue (as hereinafter defined) or pursuant to the exercise of options under the share option scheme of the Company or any shares allotted in lieu of the whole or part of a dividend on shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase its own securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of securities of the Company which may be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution, and the said approval be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** subject to the passing of resolutions numbered 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of shares which are purchased by the Company pursuant to the authority granted to the directors of the Company (the "Directors") as mentioned in resolution numbered 6 set out in the notice convening this meeting shall be added to the aggregate nominal amount of share capital that may be allotted or agreed to be allotted by the Directors pursuant to resolution numbered 5 set out in the notice convening this meeting."

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 26 March 2007

Principal office:	*Registered office:*
Room 2803, 28th Floor	Maples and Calder
Great Eagle Centre	P.O. Box 309
No. 23 Harbour Road	Grand Cayman
Wanchai	Cayman Islands
Hong Kong	British West Indies

Notes:

(1) The register of members of the Company will be closed from 18 April 2007 to 20 April 2007, both days inclusive, during which no transfer of shares will be registered. In order to qualify for the final dividend, payable on or before 18 May 2007, to be approved at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch share registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 17 April 2007.

(2) Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(3) If the appointer is a corporation, the form of proxy must be under its common seal or under the hand of an officer or attorney duly authorised on its behalf.

(4) Where there are joint registered holders of any share of the Company, any one of such holders may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(5) To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal office at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude a member from attending and voting in person at the Meeting and, in such event, the instrument appointing a proxy shall be deemed to have been revoked.

此乃要件　請即處理

閣下如對本通函各方面或對應採取的行動**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有City e-Solutions Limited之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

ces.

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

涉及
授予發行及購回股份之一般性授權
及
重選董事
及
股東週年大會通告

City e-Solutions Limited之董事會函件載於本通函第3頁至第5頁。

City e-Solutions Limited謹訂於二零零七年四月二十日(星期五)上午十時正假座香港灣仔港灣道23號鷹君中心28樓2803室舉行股東週年大會，大會通告載於本通函第13頁至第16頁。

無論　閣下能否親身出席大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於大會或其任何續會指定舉行時間前48小時交回。

填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票。

二零零七年三月二十六日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零七年四月二十日（星期五）上午十時正假座香港灣仔港灣道23號鷹君中心28樓2803室舉行之股東週年大會，大會通告載於本通函第13頁至第16頁
「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司法」	指	開曼群島公司法第22章（一九六一年法例3，經綜合及修訂）
「本公司」	指	City e-Solutions Limited，一家於開曼群島註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司董事
「一般性授權」	指	股東週年大會通告所載將於股東週年大會上尋求批准之發行授權及購回授權
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「發行授權」	指	股東週年大會通告所載有關配發及發行股份之授權
「最後實際可行日期」	指	二零零七年三月二十二日，即本通函付印前確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股東週年大會通告」	指	本通函最後部分所載有關召開股東週年大會之通告
「建議」	指	涉及授予一般性授權及重選退任董事之建議

「購回授權」	指	股東週年大會所載之購回股份授權，詳情載於本通函附錄一之説明函件
「證券及期貨條例」	指	香港法律第571章證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具有上市規則所賦予之涵義
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港法定貨幣
「%」	指	百分比

City e-Solutions Limited
(於開曼群島註冊成立之有限公司)
(股份代號：**557**)

董事：
郭令明先生(主席兼董事總經理)
楊為榮先生(行政總裁)
郭令裕先生
郭令栢先生
顏溪俊先生
王鴻仁先生*
陳智思議員*
葉偉霖先生

獨立董事：
羅嘉瑞醫生*
李積善先生*
張德麒先生*

*非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

涉及
授予發行及購回股份之一般性授權
及
重選董事
及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關將於股東週年大會上提呈之決議案之資料。該等決議案包括授予一般性授權及重選退任董事。股東週年大會通告已載於本通函第13頁至第16頁，以批准上述決議案。

發行授權

於股東週年大會上，將提呈一項普通決議案，批准授予董事新一般性授權，以行使本公司權力配發及發行新股，最多為於決議案通過當日本公司已發行股本面值總額之20%。於最後實際可行日期，已發行股份合共為383,125,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該20%將相當於76,625,104股股份。

此外，將於股東週年大會上提呈另一項普通決議案，藉着加上相當於根據購回授權所購回之股份數目，擴大根據發行授權發行股份之授權。

購回授權

此外，於股東週年大會上，將提呈一項普通決議案，批准授予董事購回授權，以行使本公司權力購回股份，最多為於決議案通過當日本公司已發股本面值總額之10%。於最後實際可行日期，已發行股份合共為383,125,524股。假設於股東週年大會舉行日期前，本公司概無發行或購回任何股份，則該10%將相當於38,312,552股股份。

如上市規則所規定，本通函附錄一已載有一份說明函件，向股東提供一切合理必要之資料，以便股東於投票贊成或反對批准本公司購買其本身股份之決議案時作出知情決定。

重選董事

為確保完全遵守上市規則附錄14所載的企業管治常規守則，所有非執行董事，包括陳智思議員、羅嘉瑞醫生及王鴻仁先生、李積善先生及張德麒先生將於股東週年大會上退任，並符合資格且將膺選連任三年。彼等之退任亦符合本公司章程細則第116條之輪席告退規定。有關建議於股東週年大會上重選之董事之詳情，已載於本通函附錄二。

要求以投票方式表決之程序

根據本公司之章程細則，於任何股東大會上提呈之決議案將以舉手方式表決，除非上市規則規定以投票方式表決或於宣佈以舉手方式表決結果之前或之時或撤回任何其他投票表決要求時，下列人士要求以投票方式表決：

(i) 大會主席；或

(ii) 當時有權於大會上投票之至少三名親身出席之股東或委任代表；或

(iii) 任何一名或多名親身出席之股東或委任代表，而彼或彼等於全體股東可於大會投票之投票權總額中所佔比例不少於十分之一；或

(iv) 任何一名或多名親身出席之股東或委任代表，而彼或彼等持有附帶可於大會上投票之權利之股份，且當中已繳股款之總額，相等於所有附帶該權利之股份中全部已繳股款股份之十分之一或以上；或

(v) 倘上市規則規定，任何一名或多名董事，而彼等個別或共同持有相當於該大會總投票權5%或以上股份之委任代表投票權。

作為股東之委任代表(或倘股東為一個法團，則指其正式授權代表)之人士提出之要求應被視為與股東提出之要求無異。

股東週年大會

股東週年大會通告已載於本通函第13頁至第16頁。無論　閣下能否親身出席股東週年大會，敬請按隨附之代表委任表格之指示填妥表格，並盡快交回本公司之主要辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，惟在任何情況下，不得遲於大會或其任何續會指定舉行時間前48小時交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會或其任何續會，並於會上投票，惟　閣下委任代表之授權將被視為已撤銷。

推薦意見

董事認為，該等建議乃符合本公司及股東之整體利益。因此，董事建議　閣下於股東週年大會上投票贊成有關該等建議所提呈之決議案。

此致

列位股東　台照

代表董事會
主席兼董事總經理
郭令明
謹啟

二零零七年三月二十六日

本附錄乃作為上市規則第10.06(1)(b)條所規定之說明函件，以為股東提供其審議購回授權所需之所有資料。

股本

於最後實際可行日期，本公司之已發行股本為383,125,524港元，由383,125,524股股份組成。在於股東週年大會舉行日期前並無發行或購回其他股份之基礎下，全數行使購回授權可導致本公司購回最多38,312,552股股份。除非本公司於股東大會撤銷或修訂購回授權，購回授權將於經股東批准後起生效，直至本公司下屆股東週年大會為止。

購回之原因

董事認為購回授權可為本公司帶來靈活性，可於適當時候購回其本身股份，故對本公司有利。購回股份可提高本公司資產淨值及／或每股盈利。董事認為，與本公司截至二零零六年十二月三十一日止年度最新刊發之經審核賬目所披露之財務狀況比較，若於建議購回期間全數進行建議購回，本公司之營運資金及負債水平將不會有重大不利影響。若購回會對本公司營運資金或負債比率有重大不利影響，則本公司不會進行購回。

購回之資金來源

在購回證券時，公司只能動用按照開曼群島之適用法例及本公司之公司組織章程大綱及細則可合法作此用途之資金。

公司法只准許購回股份以公司之溢利或新股發行的所得款項(用以作購回之用)支付、或根據公司法的條文以資本支付。

董事、彼等之聯繫人及關連人士

各董事及(各董事經作出合理查詢後，就其所深知)其各自之任何聯繫人目前無意在購回授權獲股東批准後，出售股份予本公司。

本公司各關連人士並無告知本公司彼現時有意在本公司獲授權購回股份後，出售股份予本公司或承諾不會出售彼所持有之任何股份予本公司。

董事承諾

董事已向聯交所承諾，會根據提呈之決議案，並按照上市規則及開曼群島所有適用法例，及按照本公司之公司組織章程大綱及細則所載規定行使本公司權力進行購回。

收購守則之影響

本公司購回證券可能會導致某一股東於本公司投票權中所佔之權益比例有所提高，就收購守則而言，因而將被視作一項收購。因此，某一股東或一致行動之股東可取得或鞏固本公司之控制權及有責任按照收購守則第26條提出強制收購建議。於最後實際可行日期，就董事所知及所信，根據本公司按照證券及期貨條例第336條所存置之登記冊所記錄，Hong Leong Investment Holdings Pte. Ltd.及其一致行動人士直接或間接持有合共239,431,097股股份，佔本公司現有已發行股本約62.49%。於悉數行使購回授權時並假設股東週年大會舉行日期前概無另行發行或購回股份，則彼等之持股量合共增加至約69.44%。有關增加並無導致須根據收購守則第26條提出強制收購建議之責任。董事並不知悉倘董事根據購回授權行使權力購回股份，有任何股東或一班一致行動之股東可能導致須根據收購守則第26條提出強制收購建議之責任。

股價

於最後實際可行日期前之過往12個月各月，股份於聯交所買賣之最高及最低價格如下：

	每股股份	
	最高	最低
	港元	港元
二零零六年		
四月	0.96	0.85
五月	0.96	0.88
六日	0.94	0.85
七月	0.88	0.86
八月	0.95	0.86
九月	0.93	0.88
十月	0.95	0.88
十一月	1.00	0.85
十二月	1.01	0.90
二零零七年		
一月	0.98	0.93
二月	1.40	0.94
三月（直至最後實際可行日期）	1.19	1.04

本公司作出之股份購回

於最後實際可行日期前六(6)個月，本公司並無購回任何股份（不論在聯交所或其他證券交易所）。

按照上市規則之規定於股東週年大會上重選之退任董事之個人履歷及其他詳情載列如下：

陳智思議員，42歲
非執行董事

陳議員自一九八九年起擔任董事，並於二零零零年一月十八日獲委任為本公司審核委員會成員。他曾出任獨立非執行董事，並再任命為非執行董事，自二零零四年九月三十日起生效。於二零零五年，他獲委任為本公司提名委員會成員。陳議員畢業於美國加州波莫納學院，為香港行政會議及立法會議員。他現時為亞洲保險有限公司總裁及嶺南大學副主席。他亦為保險業諮詢委員會、大珠三角商務委員會及古物諮詢委員會成員。此外，他亦是盤谷銀行香港分行顧問、港泰商會主席及香港社會服務聯會主席。

陳議員亦為亞洲金融集團有限公司之執行董事兼總裁，以及元昇國際集團有限公司、建生國際集團有限公司、有利集團有限公司、震雄集團有限公司、建滔積層板控股有限公司、華潤創業有限公司及新澤控股有限公司之獨立非執行董事，以上公司均為聯交所之上市公眾公司。除上文所披露者外，陳議員於過去三年並無於公眾上市公司擔任任何其他董事職務。此外，陳議員與本公司任何董事、高級管理層或主要或控股股東並無任何關係。於最後實際可行日期，陳議員於53,850股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與陳議員並無訂立任何服務協議。倘陳議員成功連任，其特定任期為三年，而酬金將由本公司之薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零六年十二月三十一日止年度，陳議員已收取之董事袍金為194,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

羅嘉瑞醫生，60歲
獨立非執行董事

羅醫生自一九八九年起獲委任加入董事會。於二零零五年，他獲委任為本公司提名委員會主席。羅醫生畢業於麥基爾大學，擁有理學士學位，亦於康奈爾大學畢業，擁有醫學博士學位，乃心臟專科醫生。他於香港及海外物業及酒店之發展與投資及管理方面累積逾27年經驗，亦為鷹君集團有限公司主席兼董事總經理、鷹君資產管理(冠君)有限公司(冠君產業信託之管理人)之非執行主席，以及上海實業控股有限公司、鳳凰衛視控股有限公司、中國移動有限公司(前稱「中國移動(香港)有限公司」)、新濠國際發展有限公司、TOM

Online Inc.及南聯地產控股有限公司之董事，以上公司均為聯交所之上市公眾公司。他曾是香港交易及結算所有限公司董事(已於二零零六年四月二十六日辭任)及滙豐中國基金有限公司(已於二零零五年四月二十二日在聯交所除牌)。此外，羅醫生亦為香港地產建設商會副主席、香港經濟研究中心受託人及機場管理局董事會成員。除上文所披露者外，羅醫生於過去三年並無於公眾上市公司擔任任何其他董事職務。

羅醫生與本公司任何董事、高級管理層或主要或控股股東並無任何關係。於最後實際可行日期，羅醫生並無於股份中擁有任何權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與羅醫生並無訂立任何服務協議。倘羅醫生成功連任，其特定任期為三年，而酬金將由本公司之薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零六年十二月三十一日止年度，羅醫生已收取之董事袍金為100,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

王鴻仁先生，55歲
非執行董事

王先生於一九九四年十月獲委任為董事。王先生持有英國Bradford University工商管理碩士學位。王先生乃菲律賓上市公司Grand Plaza Hotel Corporation之主席兼總裁、M&C REIT Management Limited(作為CDL Hospitality Real Estate Investment Trust的管理人)、紐西蘭上市公司Millennium & Copthorne Hotels New Zealand Limited及紐西蘭上市公司CDL Investments New Zealand Limited及新加坡上市公司HLG Enterprise Limited(前稱LKN-Primefield Limited)之主席。他亦是倫敦上市公司Millennium & Copthorne Hotels plc之執行董事及新加坡上市公司Thakral Corporation及紐約上市公司China Yuchai International Limited之董事。除上文所披露者外，王先生於過去三年並無於公眾上市公司擔任何其他董事職務。

王先生於一九八八年加入Hong Leong Management Services Pte. Ltd.(「HLMS」，本公司主要股東Hong Leong Investment Holdings Pte. Ltd.之全資附屬公司)，出任集團投資經理，並於二零零六年改任HLMS之執行副總裁(集團投資)。他在酒店業及海外工業、投資分析、國際資本市場、併購交易及收購後管理重組事宜之經驗豐富。於一九八八年前，他是Haw Par Brothers International Limited之董事及總經理(投資及物業)，以及Royal Trust Asset Management Pte. Ltd.及First Capital Corporation Ltd.之投資董事。

除上文所披露者外，王先生與本公司任何董事、高級管理層或主要或控股股東並無任何關係。於最後實際可行日期，王先生於1,513,112股股份中擁有個人權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與王先生並無訂立任何服務協議。倘王先生成功連任，其特定任期為三年，而酬金將由本公司之薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零六年十二月三十一日止年度，王先生已收取董事袍金及其他董事酬金分別200,000港元及396,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

李積善先生，74歲
獨立非執行董事

李先生於一九九八年十二月獲委任為非執行董事及本公司審核委員會主席。於二零零五年，他獲委任為本公司薪酬委員會及提名委員會成員。李先生亦擔任Metro Holdings Limited、鴻福實業有限公司及Hong Leong Finance Limited(全部均為於新加坡上市之公眾公司)董事會成員。李先生曾是一所國際特許會計師事務所之合夥人，現為澳洲特許會計師公會會員。除上文所披露者外，李先生於過去三年並無於公眾上市公司擔任任何其他董事職務。

李先生與本公司任何董事、高級管理層或主要或控股股東並無任何關係。於最後實際可行日期，李先生並無於股份中擁有任何權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與李先生並無訂立任何服務協議。倘李先生成功連任，其特定任期為三年，而酬金將由本公司之薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零六年十二月三十一日止年度，李先生已收取之董事袍金為288,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

張德麒先生，47歲
獨立非執行董事

張先生於二零零四年九月三十日獲委任為獨立非執行董事兼本公司審核委員會成員。於二零零五年，他獲委任為本公司薪酬委員會主席兼提名委員會成員。張先生為ecoWise Holdings Limited之執行董事，亦為魯洲生物科技有限公司之獨立董事。該兩家公司均為於新加坡上市之公眾公司。他亦是新加坡上市公司Westcomb Financial Group Limited之董事，但已於二零零六年十一月二十日辭任。除上文所披露者外，張光生於過去三年並無於公眾上市公司擔任何其他董事職務。

張先生獲培訓成為特許會計師，由一九八六年至一九九零年於倫敦KPMG Peat Marwick McLintock及新加坡PricewaterhouseCoopers工作。張先生在星展銀行集團工作時，於投資銀行及企業財務顧問服務方面累積豐富經驗。

張先生畢業於英格蘭阿斯頓大學，獲頒管理及行政研究理學士(榮譽)學位。彼為英格蘭及威爾斯特許會計師公會成員，以及英國企業財務主管協會成員。

張先生與本公司任何董事、高級管理層或主要或控股股東並無任何關係。於最後實際可行日期，張先生並無於股份中擁有任何權益(具有證券及期貨條例第XV部所賦予之涵義)。

本公司與張先生並無訂立任何服務協議。倘張先生成功連任，其特定任期為三年，而酬金將由本公司之薪酬委員會經參考其於本公司之職責及責任、本公司表現及現行市況後釐定。截至二零零六年十二月三十一日止年度，張先生已收取之董事袍金為194,000港元，乃參考彼於本公司之職責及責任及當時市況釐定。

董事會確認，除上文所披露者外，概無有關陳智思議員、羅嘉瑞醫生或王鴻仁先生、李積善先生或張德麒先生任何一人之其他資料須根據上市規則第13.51(2)條(h)至(v)段之任何規定作出披露。此外，概無其他事宜需提呈股東注意。

City e-Solutions Limited
（於開曼群島註冊成立之有限公司）
（股份代號：557）

股東週年大會通告

茲通知本公司謹定於二零零七年四月二十日（星期五）上午十時正在香港灣仔港灣道23號鷹君中心28樓2803室召開第十八屆股東週年大會，以便處理下列事項：

作為普通事項

1. 省覽及審議截至二零零六年十二月三十一日止年度本公司及其附屬公司之經審核綜合財務報表及董事會報告與核數師報告。

2. 宣派末期股息。

3. 重選下列本公司退任董事，特定任期為三年及釐定董事酬金：

   (a) 重選陳智思議員為非執行董事；

   (b) 重選羅嘉瑞醫生為獨立非執行董事；

   (c) 重選王鴻仁先生為非執行董事；

   (d) 重選李積善先生為獨立非執行董事；及

   (e) 重選張德麒先生為獨立非執行董事。

4. 重新委任下年度之核數師及授權董事釐定其酬金：

作為特別事項

審議及酌情通過(無論有否修訂)下列決議案為本公司之普通決議案：

5. 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事(「董事」)於有關期間(定義見下文)內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或授予可能需行使該等權力之建議、協議及購股權；

(b) 上文(a)段之批准授權董事於有關期間內作出或授予於有關期間結束後配發股份所需要或可能需要之建議、協議或購股權；

(c) 董事根據上文第(a)段之批准配發或同意有條件或無條件配發(不論根據購股權與否)之股本總面值(不包括因配售新股(定義見下文)或因本公司購股權計劃下之購股權獲行使而發行之股份或根據本公司之章程細則配發以代替全部或部份股息之任何股份)不得超過於本決議案獲通過當日本公司已發行股本總面值20%，而上文之批准亦以此為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案獲通過之日至下列三項中之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼羣島任何適用法例規定須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。

「配售新股」乃指在董事指定之期間內，向於指定記錄日期名列本公司股東名冊之股份持有人，按彼等當時之持股比例，提呈發售股份(惟董事可就零碎股權或香港

以外任何地區之法例中之法律或實際問題或任何認可監管機關或任何證券交易所之規定後，作出其認為必要或權宜之豁免或其他安排）。」

6. 「**動議**：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力，依據及按照所有適用法例及香港聯合交易所有限公司證券上市規則一切適用法律及規定購回本身證券；

(b) 本公司根據上文第(a)段之批准於有關期間內可能購回之本公司證券總面值不得超過本決議案獲通過當日本公司已發行股本總面之10%，而上文之批准亦以此為限；及

(c) 就本決議案而言：

「有關期間」指由本決案獲通過當日至下列三項中之較早日期之期間；

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之章程細則或開曼羣島任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案時。」

7. 「**動議**待召開大會通告之第5及第6項決議案獲通過後，將根據召開大會通告之第6項決議案所述授予本公司董事（「董事」）授權將由本公司購回之股份總面值，加入董事根據召開大會通告之第5項決議案可配發或同意配發之股本總面值上。」

承董事會命
主席兼董事總經理
郭令明

香港，二零零七年三月二十六日

總辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
P.O. Box 309
Grand Cayman
Cayman Islands
British West Indies

附註：

(1) 本公司定於二零零七年四月十八日至二零零七年四月二十日(包括首尾兩天)，暫停辦理本公司股份過戶登記手續。如欲享有末期股息，則須於二零零七年四月十七日下午四時正前將所有股份過戶文件連同有關股票，送達本公司之股份登記處香港皇后大道東183號合和中心17樓1712至1716室香港中央證券登記有限公司，辦理登記手續。而待獲股東於股東週年大會上批准後，末期股息將於二零零七年五月十八日或之前派發。

(2) 凡有權出席大會及投票之任何本公司股東，均有權委任一位或超過一位代表代其出席，並代其投票。受委代表毋須為本公司股東。

(3) 倘若委任人為一公司，則代表委任表格必須蓋上公司印鑑或經由公司負責人或獲正式授權之人士代該公司親筆簽署。

(4) 倘為本公司任何股份之聯名持有人，任何一位該等聯名持有人均可就該股份親自或委派受委代表於大會上投票，猶如其為唯一有權投票者，惟如有一位以上之聯名持有人親自或委派代表出席大會，則唯獨本公司股東名冊內就該股份排名最前之出席者，方有權就有關股份投票。

(5) 代表委任表格連同經簽署之授權書或其他授權文件(如有)，或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會(或其任何續會)指定舉行時間48小時前交回本公司之總辦事處，地址為香港灣仔港灣道23號鷹君中心28樓2803室，方為有效。股東填妥及交回代表委任表格後，屆時仍可親身出席大會及於會上投票，在該情況下，受委代表之委任文據將被視為撤銷論。

END